Filenr. 082-04865

HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE ++31 35 695 76 11, FAX ++31 35 695 77 03

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Direct line 6957

Our ref.

Your ref.

Naarden, 23 September 2005

Re: Hagemeyer N.V.,
Filenr. 082-04865

05011571

SUPPL

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,

Patricia Vonk

PROCESSED
SEP 30 2005
THOMSON
FINANCIAL

Enc.

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.

Since 16 June 2005

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
25/07/2005	English and Dutch	Discontinuance involvement in Fuji Film business.
03/08/2005	English and Dutch	Trading Update second quarter 2005
26/08/2005	English and Dutch	Half-year report 2005

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change
None		

6. OTHER

Date	Language	Subject
None		

082-04865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHE RLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

Hagemeyer N.V. announces that it will discontinue its involvement in the Fuji Film business in the Netherlands towards the end of this year.

In close consultation with the manufacturer details will be worked out to secure an orderly continuation of the business concerned in the Netherlands.

Naarden, 25 July 2005
HAGEMEYER N.V.
Board of Management

For further information: Emilie de Wolf
+ 31.35.6957676
www.press@hagemeyer.com

082-04865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX (035 6944396

PERSBERICHT

Hagemeyer N.V. maakt bekend dat zij tegen het einde van dit jaar haar betrokkenheid bij de activiteiten van Fuji Film in Nederland zal beëindigen.

In nauwe samenwerking met de fabrikant zullen de details worden uitgewerkt om een goede continuïteit van de betreffende activiteiten in Nederland te waarborgen.

Naarden, 25 juli 2005
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
035 – 6957676
press@hagemeyer.com

082- 04865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

TRADING UPDATE SECOND QUARTER 2005

Highlights

- **Q2 2005 Group sales of € 1.4 billion, 5.1% organic growth**
- **Q2 2005 PPS organic sales growth of 7.0% or 4.1% on a same number of working days basis**
- **UK national distribution centre closed and regional distribution centres up and running since mid June, well ahead of schedule**
- **Refinancing of senior credit facility as announced on June 9, 2005 completed**
- **First half year 2005 results to be presented on August 26, 2005**

Organic sales growth[1]

	HY1 2005	Q2 2005	Q1 2005	HY1 2004	Q2 2004	Q1 2004
On a same number of working days basis						
PPS	**4.5%**	**4.1%**	4.9%	2.1%	3.9%	0.2%
Not adjusted for working days						
PPS	**4.5%**	**7.0%**	1.9%	3.1%	4.9%	1.3%
Agencies/Consumer Electronics	**-12.1%**	**-15.5%**	-7.6%	3.9%	8.6%	-1.0%
Total Group	**3.2%**	**5.1%**	**1.2%**	**3.2%**	**5.2%**	**1.1%**

[1] Organic growth: sales growth, not adjusted for the number of working days, compared to the same period in the prior year and excluding the effect of foreign exchange rates and divestments and acquisitions

Rudi de Becker, CEO:

"Hagemeyer continued to show solid sales growth in the second quarter. Particularly notable was our growth in the still shrinking German market. Our North American, Nordic and Spanish operations also realised strong sales performances. We are pleased with our progress in the UK. The restructuring of our logistics, key to the turnaround of Hagemeyer UK, has been successfully completed well ahead of schedule. Initial results of our new logistics model in the UK indicate the potential for substantial cost savings and improved customer service. We have every reason to be confident that our sales will continue to grow in the second half of the year."

All Q1 2005, Q2 2005 and HY1 2005 figures are preliminary and unaudited and may be subject to final adjustments upon completion of the 2005 interim accounts.

TOTAL SECOND QUARTER AND FIRST HALF YEAR SALES

Group sales development

	HY1 2005	Q2 2005	Q1 2005	HY1 2004	Q2 2004	Q1 2004
Net sales in € millions						
PPS	**2,467**	**1,292**	1,175	2,429	1,236	1,192
Agencies/Consumer Electronics	**173**	**94**	79	216	115	102
Total	**2,640**	**1,386**	**1,254**	**2,645**	**1,351**	**1,294**

In the second quarter of 2005, net sales for the Group were € 1,386 million (Q2 2004 € 1,351 million). Organic sales growth for the Group, not adjusted for the number of working days, was 5.1% or € 66 million (Q1 2005: 1.2%).

The net effect of divestments and acquisitions on sales was € 19 million negative compared to the second quarter of 2004. Adverse exchange rate effects led to a € 12 million decrease in sales.

First half 2005 Group sales amounted to € 2,640 million (HY1 2004: € 2,645 million). Organic sales growth for the first half year, not adjusted for the number of working days, was 3.2% or € 82 million. The total net effect of divestments and acquisitions for the first half of 2005 is € 55 million negative. This mainly relates to the divestments of GPX and the retail activities in Germany in early 2004 and the divestment of Hagemeyer Asia-Pacific Electronics (HAPE) per April 1, 2005. The exchange rate effect was € 32 million negative, mainly due to a stronger euro versus the US-dollar and the pound sterling.

PPS sales grew by 7.0% (4.1% organic growth on a same number of working days basis) in the second quarter of 2005. The organic sales growth of 4.5% in the first half 2005 (on a same number of working days basis) is more than double the rate of the first half year of 2004 (2.1%).

Organic growth for the Agencies/Consumer Electronics business (not adjusted for the number of working days) was 15.5% negative in the second quarter of 2005, mainly due to continued price erosion in several consumer electronics product categories. Organic growth in the first half of 2005 was 12.1% negative. Hagemeyer recently announced that it will discontinue its involvement in the Fuji Film business in the Netherlands towards the end of this year.

PROFESSIONAL PRODUCTS AND SERVICES (PPS) SECOND QUARTER SALES

In the **UK**, organic growth for the second quarter was 3.1% positive (0.2% negative on a same number of working days basis). During the first half of the year all our efforts in the UK were focused on the restructuring of our logistics, key to the turnaround of the company. Sales growth was not our first priority. In addition, the second quarter 2004 comparison basis was relatively high (9.4% organic sales growth in the second quarter of 2004, same number of working days). The new logistics model has been successfully implemented. Initial results indicate the potential for substantial cost savings and improved customer service. We expect sales growth in the UK to resume in the third quarter.

Despite the fact that the German construction and installation market is still shrinking, sales in **Germany** continued to grow in the second quarter of 2005, outpacing the already encouraging trend of the first quarter. Resuming sales growth has been a key objective for Germany, after years of decline.

Organic growth in Q2 2005 was 6.7%, or 3.3% on a same number of working days basis, compared to a decline of 6.5% (7.9% on a same number of working days basis) in the full year of 2004. Both the C&I and industrial segments contributed to the positive development in sales.

Our successful **Nordics** region continued to grow at a double digit rate of 11.1% in the second quarter of 2005. On a same number of working days basis this growth is 7.2%. Sales growth in the Nordics region is mainly driven by a strong performance in the industrial segment, both with new customers and with continuing high levels of sales to the utilities segment.

With an organic growth of 11.4% (8.0% on a same number of working days basis) in the second quarter of 2005, **Spain** outperformed its excellent first quarter sales performance.

Second-quarter 2005 sales in **North America** grew by 7.6% (7.2% on a same number of working days basis). Both Canada and Mexico achieved strong sales growth in the oil sector. For the **USA,** sales growth was 5.9% (also 5.9% on a same number of working days basis). Weaker growth in the government and automotive markets was more than offset by stronger growth in other industries, especially in the Southwest region of the US.

In **Asia-Pacific**, which is mainly Australia, Q2 2005 organic growth was 4.0% (0.1% on a same number of working days basis). Construction is slowing down in Australia and competition remains fierce. Sales were weak in New South Wales. The other regions of Australia and industrial sales showed good growth. Since April 1, 2005 our sales in the region no longer include the divested activities of Hagemeyer Asia-Pacific Electronics (HAPE).

UPDATE ON UK

With the objectives of drastically reducing the cost base, improving customer service and reducing inventory levels, our number one priority for the first half of the year was to restructure the logistics of Newey & Eyre, our main operation in the UK. This entailed the closing of Newey & Eyre's national distribution centre at Runcorn, the roll-out of a number of regional distribution centres and the restructuring of the transport network. This project has been successfully completed, considerably ahead of schedule. The new logistics model is expected to reduce Hagemeyer's cost base in the UK on an annual basis by around € 30 million.

Following the completion of the logistics restructuring, Rod Stoyel, interim CEO of Hagemeyer UK, will be leaving the Company shortly. Rod Stoyel, engaged from an interim management company, has specific experience in logistics in our industry and was brought on board to restructure our UK distribution network. We thank Rod for the successful implementation of this complex project.

Rudi de Becker, CEO of the Hagemeyer Group, will serve as CEO of Hagemeyer UK while a search is conducted for a permanent successor. During this interim period, Rudi de Becker will spend much of his time in the UK and work very closely with the UK management team, focusing on resuming sales growth and continuing the positive momentum in the areas of cost reduction, gross margin improvement and reducing net working capital as a percentage of sales.

FINANCIAL POSITION

Group net debt development

	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Net interest-bearing debt [1]	**582**	538	479	672	643	596
of which:						
Subordinated convertible bonds	***285***	*285*	*150*	*150*	*150*	*150*
Net senior debt	***297***	*253*	*329*	*522*	*493*	*446*

[1] Total net interest-bearing debt at the end of the reporting period; convertible bonds at nominal value; excluding obligations under financial leases; historical net senior debt balances have been restated after IFRS adjustments.

At the end of June 2005, the Group's total net interest-bearing debt, including € 285 million subordinated convertible debt, stood at € 582 million, an increase of € 103 million compared to the € 479 million as at December 31, 2004. This increase is mainly the result of seasonally higher working capital, as well as currency influences.

On June 9, 2005 we announced the intention to refinance and improve our senior credit facility, consisting of a € 500 million multi-currency senior working capital facility and a € 115 million letter of credit facility. This refinancing was completed by mid July 2005.

OUTLOOK

Hagemeyer's outlook for the remainder of 2005 and for 2006 remains unchanged:

- Compared to 2004, we expect for 2005
  - to further grow our sales, provided our markets do not deteriorate;
  - to achieve savings in operating costs that will at least offset inflationary and volume-related cost movements;
  - to improve our EBITA-margin as a percentage of sales;
  - to meet the financial covenants for the senior credit facility as at December 31, 2005; and
  - to further significantly reduce our net loss.
- For 2006 Hagemeyer expects a positive net result.

A more detailed outlook will be given on August 26.

Naarden, August 3, 2005

HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: Emilie de Wolf +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

082-04865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON 035 6957676, FAX 035 6944396

PERSBERICHT

TRADING UPDATE TWEEDE KWARTAAL 2005

Hoofdpunten

- **Groepsomzet tweede kwartaal 2005: € 1,4 miljard, 5,1% autonome groei**
- **Tweede kwartaal 2005 autonome omzetgroei in PPS: 7,0%, ofwel 4,1% op basis van een gelijk aantal werkdagen**
- **Nationaal distributiecentrum in het Verenigd Koninkrijk gesloten en regionale distributiecentra sinds medio juni operationeel, ruim vóór op schema**
- **Op 9 juni 2005 aangekondigde herfinanciering van senior kredietfaciliteit afgerond**
- **Presentatie cijfers eerste halfjaar 2005 op 26 augustus 2005**

Autonome omzetgroei[1]

	HJ1 2005	Kw2 2005	Kw1 2005	HJ1 2004	Kw2 2004	Kw1 2004
Op basis van een gelijk aantal werkdagen						
PPS	**4,5%**	**4,1%**	4,9%	2,1%	3,9%	0,2%
Niet aangepast voor het aantal werkdagen						
PPS	**4,5%**	**7,0%**	1,9%	3,1%	4,9%	1,3%
Agencies/Consumer Electronics	**-12,1%**	**-15,5%**	-7,6%	3,9%	8,6%	-1,0%
Totaal Groep	**3,2%**	**5,1%**	**1,2%**	**3,2%**	**5,2%**	**1,1%**

[1] Autonome omzetgroei: omzetgroei, niet aangepast voor het aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersen en desinvesteringen en acquisities

Rudi de Becker, CEO:

"Hagemeyer liet in het tweede kwartaal weer een solide omzetgroei zien. In het bijzonder onze omzetgroei in de nog steeds krimpende Duitse markt was opmerkelijk. Onze activiteiten in Noord-Amerika, de regio Nordics en Spanje realiseerden eveneens sterke omzetgroei. Wij zijn verheugd over de voortgang in het Verenigd Koninkrijk. De herstructurering van onze logistiek, van groot belang voor de turnaround van Hagemeyer UK, is succesvol afgerond, ruim vóór op schema. De eerste resultaten van ons nieuwe logistieke model in het Verenigd Koninkrijk geven een indicatie van het potentieel aan substantiële kostenbesparingen en verbeterde klantenservice. Wij hebben alle reden om er op te vertrouwen dat onze omzet in het tweede halfjaar zal blijven groeien".

Alle cijfers over het eerste en tweede kwartaal 2005 en over eerste halfjaar 2005 zijn voorlopig en er is geen accountantscontrole op toegepast. De cijfers kunnen worden aangepast naar aanleiding van het opstellen van de halfjaarcijfers 2005.

OMZETONTWIKKELING IN HET TWEEDE KWARTAAL EN HET EERSTE HALFJAAR

Omzetontwikkeling van de Groep

	HJ1 2005	**Kw2 2005**	Kw1 2005	HJ1 2004	Kw2 2004	Kw1 2004
Netto omzet x € miljoen						
PPS	**2.467**	**1.292**	1.175	2.429	1.236	1.192
Agencies/Consumer Electronics	**173**	**94**	79	216	115	102
Totaal	**2.640**	**1.386**	**1.254**	**2.645**	**1.351**	**1.294**

In het tweede kwartaal van 2005 bedroeg de netto omzet van de Groep € 1.386 miljoen (Kw2 2004: € 1.351 miljoen). De autonome omzetgroei voor de Groep, niet aangepast voor het aantal werkdagen, bedroeg 5,1% ofwel € 66 miljoen (Kw1 2005: 1,2%).

Het netto effect van desinvesteringen en acquisities op de omzet was € 19 miljoen negatief ten opzichte van het tweede kwartaal van 2004. Als gevolg van wisselkoersen daalde de omzet met € 12 miljoen.

Over het eerste halfjaar 2005 bedroeg de netto omzet van de Groep € 2.640 miljoen (HJ1 2004: € 2.645 miljoen). De autonome omzetgroei niet aangepast voor het aantal werkdagen bedroeg over het eerste halfjaar 3,2% ofwel € 82 miljoen. Het totale netto effect van desinvesteringen en acquisities voor het eerste halfjaar 2005 was € 55 miljoen negatief. Dit heeft vooral betrekking op de desinvesteringen van GPX en de detailhandelsactiviteiten in Duitsland begin 2004 en de desinvestering van Hagemeyer Asia-Pacific Electronics (HAPE) per 1 april 2005. Het wisselkoerseffect was € 32 miljoen negatief, vooral als gevolg van een sterkere euro ten opzichte van de US dollar en het pond sterling.

De omzet van PPS over het tweede kwartaal 2005 na toe met 7,0% (4,1% autonome groei op basis van een gelijk aantal werkdagen). Op basis van een gelijk aantal werkdagen was de autonome groei van 4,5% in de eerste helft van 2005 meer dan het dubbele percentage dan in het eerste halfjaar 2004 (2,1%).

De autonome groei van de Agencies/Consumer Electronics activiteiten, niet aangepast voor het aantal werkdagen, was in het tweede kwartaal van 2005 15,5% negatief, voornamelijk als gevolg van een voortdurend prijsverval in verschillende consumentenelektronica productcategorieën. De autonome groei over het eerste halfjaar 2005 was 12,1% negatief. Hagemeyer maakte recent bekend dat zij haar betrokkenheid bij de activiteiten van Fuji Film in Nederland tegen het einde van dit jaar zal beëindigen.

OMZET TWEEDE KWARTAAL PROFESSIONAL PRODUCTS EN SERVICES (PPS)

De autonome omzetgroei in het **Verenigd Koninkrijk** was 3,1% positief over het tweede kwartaal 2005 (0,2% negatief op basis van een gelijk aantal werkdagen). Gedurende de eerste helft van het jaar was al onze aandacht in het Verenigd Koninkrijk gericht op de herstructurering van onze logistiek, van groot belang voor de turnaround van de onderneming. Omzetgroei was niet onze eerste prioriteit. Bovendien was de vergelijkingsbasis van het tweede kwartaal 2004 relatief hoog (9,4% autonome groei in het tweede kwartaal van 2004 op basis van een gelijk aantal werkdagen). Het nieuwe logistieke model is succesvol geïmplementeerd. De eerste resultaten geven een indicatie van het potentieel aan aanzienlijke kostenbesparingen en verbeterde klantenservice. We verwachten dat de omzetgroei in het Verenigd Koninkrijk in het derde kwartaal zal worden hervat.

Ondanks het feit dat de constructie en installatiemarkt in **Duitsland** nog steeds krimpt, groeide de omzet in Duitsland in het tweede kwartaal van 2005 verder, waarbij de al bemoedigende trend van het eerste kwartaal werd overtroffen. Na jaren van daling is herstel van de omzetgroei een belangrijke doelstelling voor Duitsland. De autonome groei over het tweede kwartaal 2005 bedroeg 6,7% of 3,3% op basis van

een gelijk aantal werkdagen ten opzichte van een daling van 6,5% (7,9% op basis van een gelijk aantal werkdagen) over het gehele jaar 2004. Zowel het C&I als het industriële segment droegen aan de positieve omzetontwikkeling bij.

Onze succesvolle regio **Nordics** realiseerde in het tweede kwartaal van 2005 met 11,1% weer een dubbelcijferige groei. Op basis van een gelijk aantal werkdagen bedroeg deze groei 7,2%. De omzetgroei in de Nordics wordt voornamelijk gedreven door sterke prestaties in het industriële segment, zowel bij nieuwe klanten als door voortdurende hoge omzetniveaus bij nutsbedrijven.

Met een autonome groei over het eerste kwartaal van 2005 van 11,4%, (8,0% op basis van een gelijk aantal werkdagen) overtrof **Spanje** de uitstekende omzetgroei van het eerste kwartaal.

De omzet in **Noord-Amerika** nam in het tweede kwartaal 2005 met 7,6% toe (7,2% op basis van een gelijk aantal werkdagen). Zowel Canada als Mexico realiseerden een sterke omzetgroei in de petroleumindustrie. Voor de **Verenigde Staten** bedroeg de autonome omzetgroei 5,9% (eveneens 5,9% op basis van een gelijk aantal werkdagen). Een lagere omzetgroei aan overheidsinstellingen en in de automobiel markten werd meer dan gecompenseerd door een sterkere groei van de omzet aan andere industrieën, vooral in het zuidwesten van de Verenigde Staten.

De omzetgroei in het tweede kwartaal van 2005 bedroeg 4,0% in de regio **Azië-Pacific**, dat vooral uit Australië bestaat (0,1% op basis van een gelijk aantal werkdagen). De bouwactiviteiten in Australië nemen af en de concurrentie blijf hevig. De omzet in New South Wales was zwak. De overige regio's in Australië en het industriële segment lieten een goede groei zien. Sinds 1 april 2005 zijn in de omzet van deze regio de gedesinvesteerde activiteiten van Hagemeyer Asia-Pacific Electronics (HAPE) niet langer inbegrepen.

UPDATE OVER HET VERENIGD KONINKRIJK

Met als doelstellingen het drastisch terugbrengen van de kosten, het verbeteren van de klantenservice en het terugbrengen van de voorraadniveaus, was onze eerste prioriteit voor het eerste halfjaar de herstructurering van de logistiek van Newey & Eyre, onze belangrijkste activiteit in het Verenigd Koninkrijk. Dit omvatte de sluiting van Newey & Eyre's nationale distributiecentrum in Runcorn, de implementatie van een aantal regionale distributiecentra en de herstructurering van het transportnetwerk. Dit project is succesvol afgerond, ruim vóór op schema. Het nieuwe logistieke model zal naar verwachting leiden tot een verlaging van de kostenbasis in het Verenigd Koninkrijk met circa € 30 miljoen op jaarbasis.

Nu de logistieke herstructurering is afgerond zal Rod Stoyel, de interim CEO van Hagemeyer UK, de onderneming binnenkort verlaten. Rod Stoyel, aangetrokken via een interim-managementbedrijf, heeft specifieke ervaring op het gebied van logistiek in onze sector en werd aangezocht om ons distributie-netwerk in het Verenigd Koninkrijk te herstructureren. Wij danken Rod voor de succesvolle uitvoering van dit complexe project.

Rudi de Becker, CEO van de Hagemeyer Groep, zal tijdens de periode dat wordt gezocht naar een permanente opvolger de functie van CEO Hagemeyer UK waarnemen. Tijdens deze interim periode zal Rudi de Becker veel van zijn tijd in het Verenigd Koninkrijk zijn. Hij zal nauw samenwerken met het management team daar en zich richten op herstel van de omzetgroei en voortzetten van het positieve momentum op het gebied van kostenverlagingen, brutomarge verbetering en het terugbrengen van het werkkapitaal als percentage van de omzet.

FINANCIELE POSITIE

Ontwikkeling van de netto schuld van de Groep

	Kw2 2005	Kw1 2005	Kw4 2004	Kw3 2004	Kw2 2004	Kw1 2004
Netto interest dragende schuld [1]	**582**	538	479	672	643	596
Waarvan:						
Achtergestelde Converteerbare Obligaties	***285***	*285*	*150*	*150*	*150*	*150*
Netto senior schuld	***297***	*253*	*329*	*522*	*493*	*446*

[1] Totale netto rentedragende schuld per het einde van de verslagperiode; converteerbare obligaties zijn opgenomen tegen nominale waarde; exclusief verplichtingen uit hoofde van financial leases; historische netto senior schuldposities zijn gecorrigeerd voor IFRS aanpassingen.

Ultimo juni 2005 bedroeg de totale netto rentedragende schuld van de Groep, inclusief € 285 miljoen aan achtergestelde converteerbare schuld, € 582 miljoen, een toename van € 103 miljoen ten opzichte van de € 479 miljoen per 31 december 2004. Deze toename is met name het gevolg van een seizoensmatig hoger werkkapitaal en valuta-invloeden.

Op 9 juni 2005 werd de intentie tot herfinanciering en verbetering van onze senior kredietfaciliteit, bestaande uit een multi-currency senior werkkapitaalfaciliteit van € 500 miljoen en een letter of credit faciliteit van € 115 miljoen, aangekondigd. Deze herfinanciering werd medio juli 2005 afgerond.

VOORUITZICHTEN

Hagemeyers vooruitzichten voor de rest van 2005 en voor 2006 blijven ongewijzigd:

- Ten opzichte van 2004 verwachten wij voor 2005
  - Een verdere toename van de omzet, mits onze markten niet verslechteren;
  - Besparingen in operationele lasten te realiseren die tenminste de inflatoire en volume-gerelateerde kostenmutaties zullen compenseren;
  - Een verbetering van onze EBITA marge als percentage van de omzet;
  - Te voldoen aan de financiële convenanten per 31 december 2005 van onze senior kredietfaciliteit; en
  - Een aanzienlijke verdere daling van ons netto verlies.
- Voor 2006 verwachten wij een positief netto resultaat.

Op 26 augustus zullen meer gedetailleerde vooruitzichten worden gegeven.

Naarden, 3 augustus 2005

HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder begrepen zakelijke economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses.

Alle cijfers over het eerste en tweede kwartaal 2005 en over eerste halfjaar 2005 zijn voorlopig en er is geen accountantscontrole op toegepast.
De cijfers kunnen worden aangepast naar aanleiding van het opstellen van de halfjaarcijfers 2005.

082-04865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PRESS RELEASE

HALF-YEAR REPORT 2005

Highlights

- **HY1 2005 Group net revenue of € 2.64 billion; 3.2% organic growth***
- **HY1 2005 PPS organic revenue growth of 4.5% (same number of working days)**
- **EBITDA before exceptional items of € 35 million; € 32 million better than in HY1 2004**
- **Net result of € 58 million negative; € 111 million better than same period last year**
- **UK turnaround on track; positive operating result expected in 2006**
- **Free cash flow before divestments € 73 million negative in HY1 2005; € 60 million better than in HY1 2004**
- **PPS average net working capital as a percentage of net revenue further improved to 13.7% from 14.9% in HY1 2004**
- **Outlook: positive net result (before possible fair value adjustment of conversion option on subordinated convertible bonds) expected in second half of 2005 and in FY 2006**

Key data

(in € millions)	**HY1 2005**	HY1 2004	HY1 2004[1] Dutch GAAP
Net revenue	**2,640**	2,645	2,645
EBITDA before exceptional items	**35**	3	(8)
Operating result before exceptional items	**10**	(24)	(30)
Exceptional items	**(32)**	(64)	(65)
Operating result	**(22)**	(88)	(95)
Net result before fair value adjustment of conversion option on subordinated convertible bonds	**(72)**	(149)	n.a.
Net result	**(58)**	(169)	(166)
Net result per ordinary share (€ cents)	**(0.11)**	(0.33)	(0.32)
Shares outstanding per 30 June (million)	**516.2**	516.1	516.1
Free cash flow before divestments	**(73)**	(133)	(139)
Net senior debt	**295**	493	489

[1] As previously stated under Dutch GAAP.

Rudi de Becker, CEO:

"During the first half of 2005, Hagemeyer made further significant progress towards profitability. We reduced our operating loss from € 88 million in the first half of 2004 to € 22 million in the first half of this year. We expect a positive net result for the second half of the year. In the UK, which is key to Hagemeyer's turnaround, we expect to halve our operating loss before exceptional items in 2005 and to realise a positive operating result in 2006. As things stand now we are confident that for the whole Group we will achieve our objective of showing a positive bottom line in 2006."

The figures for the period ended 30 June 2005 and 30 June 2004 are unaudited.

* For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

GROUP FINANCIAL REVIEW

Key data (before exceptional items) *(in € millions)*	**HY1 2005**	HY1 2004	HY1 2004 Dutch GAAP
Net revenue	**2,640**	2,645	2,645
Organic growth (not adjusted for working days)	**3.2%**	3.2%	3.2%
Gross profit	**604**	609	609
Gross margin	***22.9%***	*23.0%*	*23.0%*
Operating expenses	**(595)**	(635)	(640)
Operating expenses as % of net revenue	***(22.5%)***	*(24.0%)*	*(24.2%)*
Other operating (expense)/income	**1**	1	1
Operating result before exceptional items	**10**	(24)	(30)
Operating margin	***0.4%***	*(0.9%)*	*(1.1%)*
Average net working capital	774	849	810
Average net working capital as % of 12 months net revenue	*14.3%*	*15.3%*	*14.6%*

Accounting principles and IFRS compliance

The 2005 consolidated half-year figures of Hagemeyer are for the six-month period ended 30 June 2005. All amounts included in these half-year figures are based on International Financial Reporting Standards (IFRS) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), and are effective as at the time of preparing these half-year figures (August 2005). The IFRS standards and IFRIC interpretations that will be applicable as at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these half-year figures. Hagemeyer uses certain non-IFRS terms, such as EBITDA and exceptional items, as these are considered to improve transparency. For definitions of terminology used please see the Glossary of Terms (Annex XII).

Net revenue for the six months ended 30 June 2005 amounted to € 2,640 million (HY1 2004: € 2,645 million).

Organic growth for the Group was € 82 million. The organic growth rate (not adjusted for working days) was 3.2%. The net effect of divestments and acquisitions in 2004 and 2005 was a decrease in net revenue of € 55 million. In 2004, Hagemeyer divested activities in Germany (the retail activities), India and the USA. Titan Supply, a supplier of MRO products in Canada, was acquired in the course of 2004.

Effective 1 April 2005 Hagemeyer divested Hagemeyer Asia Pacific Electronics (HAPE) in the Asia-Pacific region. Foreign exchange rate movements decreased net revenue by € 32 million compared to the same period of last year.

Gross profit was € 604 million, a decrease of € 5 million compared to the same period of the prior year. Divestments reduced gross profit by € 8 million, whereas foreign exchange rate movements had a negative impact of € 10 million. The underlying improvement of € 13 million in gross profit is mainly due to revenue growth.

Gross margin decreased from 23.0% in HY1 2004 to 22.9% in HY1 2005.

Operating expenses decreased by € 40 million (from € 635 million to € 595 million). Part of the reduction comes from divestments (€ 15 million) and foreign exchange rate movements (€ 9 million). General inflation and related salary increases led to higher operating expenses (€ 13 million). Excluding these factors, the underlying cost decrease amounts to € 29 million.
FTE-related cost savings were approximately € 7 million in the first half of 2005. Other cost savings amounted to € 22 million and include lower freight costs (particularly in the UK) and lower professional fees.

The **number of FTEs** at 30 June 2005 was 17,233, compared to 17,680 on 1 January 2005. 128 FTEs of the FTE reduction in HY1 2005 are

related to divestments. Germany, the UK and the USA in particular contributed to the 319 FTE reduction in ongoing operations. Additional headcount was taken on board in our other North American operations and in the Nordics region to accommodate increased sales levels.

	Movement in actual FTEs in period		
	01-01-2005 30-06-2005	01-07-2004 31-12-2004	01-07-2004 30-06-2005
Start date	17,680	17,866	17,866
FTE reductions in ongoing operations			
PPS Europe	-204	-134	-338
PPS North America	-65	101	36
PPS Asia-Pacific	-19	-31	-50
ACE	-30	4	-26
Corporate & Other	-1	-6	-7
	-319	-66	-385
Net effect of *Acquisitions/ divestments*	-128	-120	-248
Total FTE reductions in period	-447	-186	-633
End date	17,233	17,680	17,233

Operating result before exceptional items improved from € 24 million negative (HY1 2004) to € 10 million positive (HY1 2005).

During the first half of 2005 Hagemeyer recorded € 32.2 million **net exceptional charges**, of which € 24 million relate to the logistics restructuring in the UK. An overview of the net exceptional items in HY1 2005 is provided in Annex VII.

The Group's share in **results from associated companies** (after taxes) for the first half of 2005 was € 1 million, down from € 5 million in the prior year, due to the divestment in the fourth quarter of 2004 of Hagemeyer's 31.5% stake in Tech Pacific.

Net financial expense for HY1 2005 was € 31 million (HY1 of 2004: € 76 million), as specified in Annex VIII. The main reasons for this reduction are a fair value adjustment of the option component of our subordinated convertible bonds, interest cost benefits due to a lower average debt and lower bank charges compared to the first half of last year.

The **tax charge** for the first half of 2005 was € 5 million, compared to € 9 million in the same period last year. This lower tax charge is due to the recognition of deferred tax assets in HY1 2005, compared to a write-off of deferred tax assets in HY1 2004. The current tax charge for this period was € 9 million, as compared to € 5 million in the same period of last year.

Net result for the first six months ended 30 June 2005 was € 58 million negative (HY1 2004: € 169 million negative).

The actual **number of shares** outstanding at 30 June 2005 is 516,191,042.

Free cash flow before divestments for the first half of 2005 was € 73 million negative (HY1 2004: € 133 million negative). The improvement in cash flow of € 60 million compared to the same period of last year is mainly due to better operating result and lower financial expenses, partly offset by higher working capital requirements.

Shareholders' equity as at 30 June 2005 was € 644 million, a net decrease by € 13 million compared to 31 December 2004. The main components of this movement were the net loss of € 58 million in the first half of 2005 and a positive effect of € 44 million resulting from foreign exchange rate movements.

The Group's **net senior debt** decreased from € 329 million at the end of 2004 to € 295 million as at 30 June 2005, mainly due to the issue of € 135 million (face value) of subordinated convertible bonds in March 2005.

By mid July 2005 Hagemeyer completed the refinancing and improvement of its **senior credit facility**, consisting of a € 500 million multi-currency senior working capital facility and a € 115 million letter of credit facility. According to the pricing grid that applies to this facility, the interest spread has been 200 basis points since the completion of the refinancing and a further reduction of this interest spread is to be expected. Under the previous credit facility a spread of 300 basis points was applicable. Further details on this refinancing, including an overview of the financial covenants, are included in Annex IX. Hagemeyer's Weighted Average Cost of Capital (WACC) has now been determined at 8% (previously 9%).

OUTLOOK

Hagemeyer's outlook for 2005 and beyond is as follows:

- For 2005, we expect:
  - to further grow our net revenue, provided our markets do not deteriorate;
  - to achieve savings in operating costs that will at least offset inflationary and volume-related cost movements;
  - to achieve an operating result before exceptional items of at least € 70 million (HY1 2005: € 10 million);
  - to meet the financial covenants for the senior credit facility as at 31 December;
  - to charge net exceptional items of less than € 15 million in the second half of the year; and
  - to achieve a positive net result (before possible fair value adjustment of the conversion option on subordinated convertible bonds) in the second half of 2005.

- For 2006, we expect a return to profitability (i.e. a positive net result before possible fair value adjustment of the conversion option on subordinated convertible bonds).

- For 2007, the objective for our core PPS business remains a Return on Invested Capital (ROIC) of 9%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome is expected to range between 7 and 10% (see annex XI), depending on the extent to which we will be able to realise our assumed revenue growth of 3 to 5% annually and our gross margin improvement targets.

Naarden, 26 August 2005
HAGEMEYER N.V.
Board of Management

For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel: +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

This press release contains forward-looking statements which are based upon numerous assumptions, including those related to business, economic and other market conditions. Many of these assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Such assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions. These forward-looking statements exclude the impact of currently unforeseen future fair value adjustments and/or impairments.

Hagemeyer had net revenues of € 2.6 billion in the first half of 2005 (full year 2004: € 5.4 billion) and employs approximately 17,200 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in more than 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of smaller countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

PROFESSIONAL PRODUCTS AND SERVICES (PPS)

Key data (before exceptional items) *(in € millions)*	**HY1 2005**	HY1 2004	HY1 2004 Dutch GAAP
Net revenue	**2,467**	2,429	2,429
Organic growth (same number of working days)	**4.5%**	2.1%	2.1%
Gross profit	**549**	545	545
Gross margin	***22.3%***	*22.4%*	*22.4%*
Operating expenses	**(533)**	(565)	(571)
Operating expenses as % of net revenue	***(21.6%)***	*(23.3%)*	*(23.5%)*
Other operating (expense)/income	**0**	1	1
Operating result before exceptional items	**16**	(20)	(26)
Operating margin	***0.6%***	*(0.8%)*	*(1.1%)*
Average net working capital	**689**	746	747
Average net working capital as % of 12 months net revenue	*13.7%*	*14.9%*	*14.9%*

Net revenue development by region [1]

(in € millions)	Net revenue		**Variance**	Organic growth	Divestments/ acquisitions	FX effect
	HY1 2005	HY1 2004				
PPS Europe	**1,650**	1,606	**44**	71	(19)	(8)
PPS North America	**607**	594	**13**	33	3	(23)
PPS Asia-Pacific	**210**	229	**(19)**	2	(21)	0
PPS Total	**2,467**	2,429	**38**	106	(37)	(31)

[1] A variance analysis by PPS region for gross profit, operating expenses and operating result is included in Annex VII.

For the first six months of 2005 **net revenue** for the PPS business amounted to € 2,467 million (HY1 2004: € 2,429 million).

Organic growth was € 106 million, or 4.5% (on a same number of working days basis), compared to 2.1% in HY1 2004. The net effect of divestments and acquisitions was € 37 million negative. Foreign exchange rate movements had a negative impact on revenue of € 31 million.
The PPS revenue growth rate was enhanced by strong revenue increases in Europe and North America.

Gross margin in PPS was 22.3%, which was 30 basis points better than the second half of 2004, but 10 basis points below the first half of 2004. Although gross margin erosion has been stopped, improving gross margins is proving more difficult than expected. In several countries large customers and large projects represent a significant part of our business. This puts pressure on gross margins. Revenue growth in these lower margin countries has been above average, which has increased their share in our total business. There has also been a slowdown in certain construction and installation (C&I) markets, which has resulted in an increased price competition. In addition to buy-side and sell-side gross margin improvement actions, a key driver for further gross margin improvement will be a gradual change in the customer, products and supplier mix.

Operating result before exceptional items was € 16 million positive (HY1 2004: € 20 million negative). Adjusted for divestments, acquisitions and foreign exchange rate movements, the operating result for the period improved by € 30 million, due to cost reductions and higher revenue.

Average net working capital as a percentage of revenue improved to 13.7% (from 14.9% in HY1 2004) mainly as a result of a better performance in trade payables.

PPS Europe

Key data (before exceptional items) *(in € millions)*	**HY1 2005**	HY1 2004	HY1 2004 Dutch GAAP
Net revenue	**1,650**	1,606	1,606
Organic growth (same number of working days)	**4.6%**	2.9%	2.9%
Gross profit	**367**	360	360
Gross margin	***22.2%***	*22.4%*	*22.4%*
Operating expenses	**(361)**	(378)	(384)
Operating expenses as % of net revenue	***(21.9%)***	*(23.5%)*	*(23.9%)*
Other operating (expense)/income	**1**	1	1
Operating result before exceptional items	**6**	(18)	(24)
Operating margin	***0.4%***	*(1.1%)*	*(1.5%)*
Average net working capital	**418**	480	479
Average net working capital as % of 12 months net revenue	***12.4%***	*14.4%*	*14.4%*

Net revenue for the six months ended 30 June 2005 was € 1,650 million, compared to € 1,606 million for the same period of 2004.

Organic growth was € 71 million, or 4.6% (on a same number of working days basis), as compared to 2.9% in HY1 2004. Strong contributors to this organic growth were the Nordics region and Spain. Particularly notable is the revenue growth in a weak German market. Divestments and acquisitions had a negative effect of € 19 million; foreign exchange rate movements led to a reduction of revenue by € 8 million.

Gross profit increased from € 360 million in HY1 2004 to € 367 million in HY1 2005.

Gross margin was 22.2%, which represented a decrease of 20 basis points compared to HY1 2004. The main reason for this decrease was an above average revenue growth of lower margin operating companies and an increased price competition in certain C&I markets. Improving gross margins remains a key priority for all operating companies. Gross margin improvement initiatives are continuously being pursued both on the buy-side and on the sell-side.

Compared to HY1 2004, **operating expenses** were reduced by € 17 million to € 361 million. Divestments account for a reduction of € 8 million; foreign exchange rate movements had a positive effect of € 3 million on operating expenses. Inflation and related salary increases led to € 9 million higher operating expenses. The underlying cost savings of € 15 million mainly relate to the UK and Germany.

The **number of FTEs** decreased by 349 to 9,897 FTEs as per 30 June 2005 compared to the number of FTEs a year ago. Divestments account for a reduction of 11 FTEs. Germany and the UK are the main contributors to the headcount reduction in ongoing operations. In the Nordics region the number of FTEs was increased to accommodate higher sales levels.

Operating result before exceptional items for the six months ended 30 June 2005 improved by € 24 million to € 6 million positive from € 18 million negative last year. Adjusted for divestments and foreign exchange rate movements, this improvement was € 17 million.

Average net working capital as a percentage of net revenue improved from 14.4% in the first half of last year to 12.4% in 2005, mainly driven by an improved performance in trade payables and a continued good working capital utilisation in Germany.

UK

In the UK, organic growth for HY1 2005 was 0.6% positive (on a same number of working days basis) as compared to 5.6% positive in HY1 2004. During the first half of 2005 we mainly focused on the restructuring of our logistics. Revenue growth was not our first priority. In addition, the second quarter 2004 comparison

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

basis was relatively high (9.4% organic revenue growth in the second quarter of 2004, same number of working days).

Now that the new logistics model has been successfully implemented with a minimum of business disruption, we expect sales growth in the UK to resume again in the third quarter. The new logistics model is expected to reduce Hagemeyer's cost base in the UK by approximately € 30 million on an annual basis.

For 2005, we expect to halve the UK operating loss before exceptional items as compared to 2004. We are confident that Hagemeyer UK will return to a positive operating result before exceptional items in 2006.

Germany

Resuming sales growth has been a key objective for Germany, after three years of decline. Now that the sales force has been strengthened and customer confidence has been restored, Germany recorded 2.6% positive organic revenue growth (on a same number of working days basis) for HY1 2005 (HY1 2004: 9.6% negative). This is particularly remarkable given that the German C&I market continues to contract due to very low construction activity. Both the C&I and industrial segments contributed to the positive development in sales in Germany.

Nordics

Our Nordics region continued to grow, at a rate of 10.7% (on a same number of working days basis) in the first half year of 2005. Growth in the Nordics region was mainly driven by a strong performance in the industrial segment, both with new customers and with existing utilities customers. Revenue also grew in the C&I market in the Nordics, where price competition remains fierce. Gross margins are somewhat under pressure in the Nordics region due to competition in the C&I market and the increasing share of utilities revenue with lower-than-average margins.

Spain

Organic growth in HY1 2005 was 8.1% on a same number of working days (HY1 2004: 4.7%). Construction activity remains high in most of the Spanish market, with the exception of the Catalunya region.

PPS North America

Key data (before exceptional items) *(in € millions)*	**HY1 2005**	HY1 2004	HY1 2004 Dutch GAAP
Net revenue	**607**	594	594
Organic growth (same number of working days)	**5.8%**	1.6%	1.6%
Gross profit	**135**	135	135
Gross margin	***22.3%***	*22.7%*	*22.7%*
Operating expenses	**(127)**	(137)	(137)
Operating expenses as % of net revenue	***(20.9%)***	*(23.1%)*	*(23.1%)*
Other operating (expense)/income	**0**	0	0
Operating result before exceptional items	**8**	(3)	(3)
Operating margin	***1.3%***	*(0.4%)*	*(0.4%)*
Average net working capital	**206**	204	206
Average net working capital as % of 12 months net revenue	***17.1%***	*16.9%*	*17.1%*

Net revenue for the six months ended 30 June 2005 was € 607 million, an increase of € 13 million compared to the prior year.

Organic growth for the period was € 33 million or 5.8% (on a same number of working days basis). Canada and Mexico achieved strong revenue growth in the oil sector. The net effect of acquisitions and divestments increased revenue by € 3 million. Foreign exchange rate movements had a negative impact of € 23 million.

In the **USA**, organic growth on a same number of working days basis in HY1 2005 was 4.8%. Weaker growth in the US government segment due to shifted budget appropriations and in the automotive sector was more than offset by stronger growth in other industries and new accounts.

The **gross margin** for the region decreased from 22.7% in HY1 2004 to 22.3% in HY1 2005. The margin reduction occurred in all North American markets and was driven by an increasing share of larger industrial customers in our business and strong price competition in the C&I market.

Operating expenses improved from € 137 million in HY1 2004 to € 127 million in HY1 2005. Acquisitions and divestments account for an increase of € 2 million; foreign exchange rate movements led to a € 6 million decrease. Inflation and related salary increases had a negative effect of € 4 million. The underlying cost reduction of € 10 million results from the impact of headcount reductions in the US, mitigated by headcount increases in Canada and Mexico. Further cost savings were achieved due to a reduction in professional fees and the elimination of other non-recurring expenses compared to the first half of 2004.

The **number of FTEs** in North America increased by 36. In the USA the number of FTEs was 184 less than the number of FTEs per 30 June 2004. Additional staff was employed in Canada and Mexico to support higher activity levels.

Operating result before exceptional items for the North America region improved from € 3 million negative in HY1 2004 to € 8 million positive in HY1 2005. Acquisitions and divestments and foreign exchange rate movements had an immaterial impact.

Average net working capital as a percentage of net revenue at 30 June 2005 was 17.1%, slightly higher than last year.

PPS Asia-Pacific

Key data (before exceptional items) *(in € millions)*	**HY1 2005**	HY1 2004	HY1 2004 Dutch GAAP
Net revenue	**210**	229	229
Organic growth (same number of working days)	**1.4%**	(2.3%)	(2.3%)
Gross profit	**47**	50	50
Gross margin	***22.7%***	*21.9%*	*21.9%*
Operating expenses	**(45)**	(50)	(50)
Operating expenses as % of net revenue	***(21.7%)***	*(21.7%)*	*(21.7%)*
Other operating (expense)/income	**0**	0	0
Operating result before exceptional items	**2**	1	0
Operating margin	***0.9%***	*0.2%*	*0.2%*
Average net working capital	**65**	62	62
Average net working capital as % of 12 months net revenue	***14.7%***	*13.3%*	*13.3%*

Net revenue for the six months ended 30 June 2005 was € 210 million, compared to € 229 million in HY1 2004.

Organic growth amounted to € 2 million. The organic growth rate on a same number of working days basis in HY1 2005 was 1.4% positive (HY1 2004: 2.3% negative). Divestments account for a decrease of € 21 million in net revenue; the impact of foreign exchange rate movements was minimal.

Growth occurred predominantly in the industrial segment, supported by increased specialisation and focus on the industrial segment within the branch network and some new customer contracts. Industrial revenue in the first half of 2005 includes revenue from a start-up operation in Singapore.

C&I revenue remained flat compared to last year's level. Growth in this segment is somewhat hampered by the slowdown of building and construction activity, particularly in New South Wales. The other regions of Australia and industrial sales showed good growth.

Gross margin improved by 80 basis points as compared to HY1 2004. The divestment of our Indian business had a beneficial impact on gross margin.

Operating expenses decreased from € 50 million in HY1 2004 to € 45 million in HY1 2005. Divestments led to a cost decrease of € 3 million. Headcount in ongoing Asia-Pacific operations went down by 50 FTEs since 30 June 2004. The cost benefits from the headcount reduction were partly offset by inflation and related salary increases of around € 1 million. The underlying cost savings amount to approximately € 3 million.

Operating result before exceptional items for the six months ended 30 June 2005 was € 2 million (HY1 2004: € 1 million). The impact of divestments and foreign exchange rate movements was minimal.

Average net working capital as a percentage of net revenue increased to 14.7% from 13.3% at 30 June 2004. Inventory levels have been restored from unrealistically low levels at the beginning of 2004. In addition, the inventory product range has been expanded to support our industry initiatives.

AGENCIES / CONSUMER ELECTRONICS (ACE)

Key data (before exceptional items) *(in € millions)*	**HY1 2005**	HY1 2004	HY1 2004 Dutch GAAP
Net revenue	**173**	217	217
Organic growth (not adjusted for working days)	**(12.1%)**	3.9%	3.9%
Gross profit	**55**	65	65
Gross margin	***31.4%***	*29.8%*	*29.8%*
Operating expenses	**(49)**	(57)	(57)
Operating expenses as % of net revenue	***(28.2%)***	*(26.2%)*	*(26.2%)*
Other operating (expense)/income	**0**	0	0
Operating result before exceptional items	**6**	8	*8*
Operating margin	***3.4%***	*3.7%*	*3.7%*
Average net working capital	**88**	104	101
Average net working capital as % of 12 months net revenue	***22.1%***	*19.1%*	*18.6%*

Net revenue for the six months ended 30 June 2005 was € 173 million, compared to € 217 million in HY1 2004.

Organic growth (not adjusted for working days) was € 24 million or 12.1% negative in HY1 2005 (HY1 2004: 3.9% positive). This decrease was mainly caused by continued price erosion in several consumer electronic product categories, especially in the Netherlands.
Foreign exchange rate movements had a negative effect of € 1 million. Divestments (in particular GPX) reduced revenue by € 19 million.

Gross margin improved from 29.8% in HY1 2004 to 31.4% in the same period of 2005. This improvement was mainly the result of a change in business mix. The divestment of GPX had a positive effect on the margin of 1%.

Operating expenses decreased from € 57 million in HY1 2004 to € 49 million in HY1 2005. Divestments had a positive impact of € 6 million. Foreign exchange rate movements had a positive effect of € 1 million. Underlying operating expenses were reduced by € 3 million, in particular due to lower spending on advertising and promotion. These savings were partly offset by inflation and related salary increases of approximately € 2 million.

Operating result before exceptional items was € 6 million in the first half of 2005, compared to € 8 million for the same period in 2004. Adjusted for the impact of divestments, the reduction in operating result amounted to € 4 million. This is particularly due to lower net revenue.

The **average net working capital** ratio increased from 19.1% at 30 June 2004 to 22.1% at 30 June 2005, mainly due to the divestment as of 1 April 2004 of GPX, which had a below-average net working capital ratio.

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex I
Consolidated Profit and Loss Account

(in € thousands)	For the six months ended **30-06-2005**	 30-06-2004	 30-06-2004 Dutch GAAP
Net Revenue	**2,640,364**	2,645,205	2,645,205
Cost of sales	**(2,038,251)**	(2,040,437)	(2,040,437)
Gross Profit	**602,113**	604,768	604,768
Operating expenses	**(625,567)**	(694,311)	(700,755)
Other operating income-net	**938**	1,350	1,068
Goodwill amortisation	-	-	(15,627)
Operating Profit / (Loss)	**(22,516)**	(88,193)	(110,546)
Share in results of associated companies	**1,029**	5,073	5,073
Financial expense - net	**(31,265)**	(76,409)	(51,833)
Profit / (Loss) before Taxes	**(52,752)**	(159,529)	(157,306)
Taxes	**(4,850)**	(9,403)	(8,739)
Net Profit / (Loss) for the period	**(57,602)**	(168,932)	(166,045)
Minority interest	-	(1)	(1)
Net Result attributable to equity holders	**(57,602)**	(168,933)	(166,046)
Number of shares outstanding	516,191,042	516,091,042	516,091,042
Number of FTEs	17,233	17,866	17,866

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex II
Consolidated Balance Sheet
(after appropriation of net result)

(in € thousands)	**30-06-2005**	30-06-2004	31-12-2004
Assets			
Non-current Assets			
Goodwill	**529,636**	516,038	490,367
Other intangible assets	**31,758**	41,068	34,738
Property, plant & equipment	**224,445**	256,285	240,052
Associates & Joint ventures	**7,746**	34,670	8,700
Finance lease receivables	**4,572**	9,806	10,296
Financial assets	**21,387**	39,473	19,946
Deferred tax assets	**27,609**	37,797	23,667
Non-current assets held for sale	**5,306**	-	-
Retirement benefit asset	**138**	357	400
	852,597	935,494	828,166
Current Assets			
Inventories	**657,042**	675,235	591,877
Trade receivables	**928,201**	888,803	838,871
Other receivables and prepayments	**74,123**	82,130	72,008
Cash and cash equivalents	**101,958**	132,175	113,915
	1,761,324	1,778,343	1,616,671
Total Assets	**2,613,921**	2,713,837	2,444,837
Equity and Liabilities			
Equity attributable to equity holders			
Share capital	**619,429**	619,309	619,309
Reserves	**24,273**	34,034	37,614
	643,702	653,343	656,923
Minority Interest	**1**	64	1
Total equity	**643,703**	653,407	656,924
Non-current Liabilities			
Subordinated convertible bonds :			
- Loan component	**230,585**	128,328	130,540
- Option component	**55,420**	42,795	31,530
Provisions	**95,285**	117,028	91,803
Retirement benefit obligation	**133,875**	135,258	129,600
Long-term bank debt	**394,301**	617,436	439,022
Finance lease obligations	**117,349**	127,875	121,958
Deferred tax liabilities	**8,676**	7,417	10,352
Other long-term liabilities	**1,150**	1,225	1,081
	1,036,641	1,177,362	955,886
Current Liabilities			
Trade payables and other current liabilities	**877,298**	833,065	783,569
Current tax payable	**28,709**	23,312	24,205
Short-term debt and current portion of long-term debt	**3,021**	6,023	2,689
Short-term provisions	**24,549**	20,668	21,564
	933,577	883,068	832,027
Total Equity and Liabilities	**2,613,921**	2,713,837	2,444,837

The figures for 30 June 2005 and 30 June and 31 December 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex III
Consolidated Statement of Cash Flows

(in € thousands)	For the six months ended **30-06-2005**	30-06-2004
Operating Activities		
Operating profit / (loss)	**(22,516)**	(88,193)
Adjusted for:		
Depreciation and amortisation	**25,363**	27,008
Other non-cash movements	**26,866**	33,454
Changes in working capital:		
- Inventories	**(42,369)**	(63,103)
- Receivables	**(60,243)**	(56,670)
- Trade and other creditors	**56,214**	89,848
Changes in provisions	**(3,906)**	(686)
Operating cash flow	**(20,591)**	(58,342)
Interest received	**2,378**	1,780
Dividends received from associates	**55**	2,068
Interest paid and similar charges	**(36,703)**	(64,872)
Taxes paid	**(4,528)**	(4,295)
Net Cash from / (used in) Operating Activities	**(59,389)**	(123,661)
Investing Activities		
Purchase of property, plant and equipment	**(14,601)**	(12,093)
Proceeds from sale of property, plant and equipment	**871**	3,089
Acquisitions of subsidiaries, net of cash acquired	**404**	(4,078)
Divestments of / (investments in) subsidiaries, participations and other investments	**11,321**	10,813
Other investments and receivables – net	**71**	(199)
Net Cash from / (used in) Investing Activities	**(1,934)**	(2,468)
Financing Activities		
Proceeds from long-term loans and similar instruments	**178,328**	763,521
Payments of long-term loans and similar instruments	**(108,856)**	(879,391)
Payments of obligations under finance lease	**(7,155)**	(6,287)
Share issue	**-**	443,261
Increase / (decrease) in bank overdrafts	**108**	(231,113)
Net Cash from / (used in) Financing Activities	**62,425**	89,991
Net increase in Cash and Cash Equivalents	**1,102**	(36,138)

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex III (continued)
Consolidated Statement of Cash Flows

(in € thousands)	For the six months ended **30-06-2005**	30-06-2004
Change in Cash and Cash Equivalents		
At 1 January	**113,915**	198,530
Net increase in cash and cash equivalents	**1,102**	(36,138)
Currency translation effects	**(13,059)**	(30,217)
At 30 June	**101,958**	132,175

The figures for 30 June 2005 and 30 June 2004 are unaudited.

For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex IV
Free Cash Flow Reconciliation

(in € thousands)	For the six months ended **30-06-2005**	 30-06-2004
Free cash flow reconciliation		
EBITDA before exceptional items	**35,023**	3,073
Changes in working capital	**(46,398)**	(29,926)
Net interest and similar charges	**(34,325)**	(63,092)
Exceptional cash flow	**(9,237)**	(30,852)
Other cash from/(used in) operating activities	**(4,452)**	(2,864)
Net cash from/(used in) operating activities	**(59,389)**	(123,661)
Purchase of property, plant and equipment	**(14,601)**	(12,093)
Proceeds from sale of property, plant and equipment	**871**	3,089
Free cash flow	**(73,119)**	(132,665)

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex V
Analysis of impact IFRS application as at August 2005

For 2005, Hagemeyer does not yet apply IAS 34 in preparing interim financial statements. Therefore these consolidated half-year figures cannot be considered full IFRS financial statements.

(x € million)

	IFRS IMPACT ANALYSIS AS DISCLOSED IN THE ANNUAL REPORT 2004				IMPACT OF FIRST TIME ADOPTION OF IFRS[1]	
	min.	*max.*	*min.*	*max.*		
Equity as reported per December 31st, 2003			**542.5**	**542.5**		**542.5**
Impact on assets of:						
Finance lease assets (IAS 17)	60.0	80.0			97.5	
Goodwill impairment (IFRS 3)	-	-			(0.2)	
Deferred tax assets (IAS 12)	-	-			1.5	
Financial instruments - derivatives / interest and currency swaps (IAS 32/39)	3.0	3.0			2.3	
Reclassifications and other	-	-			0.1	
Net impact on assets	63.0	83.0			101.3	
Impact on liabilities of:						
Financial instruments - derivatives / interest and currency swaps (IAS 32/39)	-	-			(0.1)	
Reclassification of cumulative preference shares to long term debt (IAS 32)	-	-			(30.9)	
Finance lease liabilities (IAS 17)	(90.0)	(140.0)			(146.4)	
Net post-employment defined benefit obligations (IAS 19)	(100.0)	(100.0)			(95.0)	
Net impact on liabilities	(190.0)	(240.0)			(272.4)	
Net impact of first adoption adjustments on equity			(127.0)	(157.0)		(171.2)
Equity per January 1st, 2004 adjusted for IFRS			**415.5**	**385.5**		**371.3**

	IFRS IMPACT ANALYSIS AS DISCLOSED IN THE ANNUAL REPORT 2004				IMPACT OF IFRS ADJUSTMENTS 2004[1]	
	min.	*max.*	*min.*	*max.*		
Equity as reported per December 31st, 2004			777.9	777.9		777.9
Net impact of first adoption adjustments on equity			(127.0)	(157.0)		(171.2)
			650.9	620.9		606.7
Impact on operating result:						
Lower operating lease expenses as a result of reclassification of leases (IAS 17)	10.0	20.0			24.2	
Higher expenses due to post-employement benefits (IAS 19) / share based payments (IFRS 2)	-	-			(0.8)	
Net impact on EBITDA	10.0	20.0			23.3	
Higher depreciation due to reclassification of leases (IAS 17)	(5.0)	(10.0)			(10.6)	
Net impact on EBITA	5.0	10.0			12.7	
Lower amortisation of goodwill (IFRS 3)	31.0	31.0			31.0	
Net impact on operating result	36.0	41.0			43.7	
Impact on net financial expenses:						
Higher interest charges due to reclassification of leases (IAS 17)	(5.0)	(10.0)			(10.0)	
Fair value adjustments of financial instruments (IAS 32/39)	(1.0)	(1.0)			0.3	
Fair value adjustment of the subordinated convertible bond (IAS 32/39)	(12.0)	(12.0)			(12.5)	
Net impact on financial expenses	(18.0)	(23.0)			(22.2)	
Higher taxes (IAS 12)	-	-			(1.0)	
Net impact of IFRS on net result for the period 2004			18.0	18.0		20.5
			668.9	638.9		627.2
Conversion of cumulative preference shares to ordinary shares (IAS 32)						30.9
Movement in granted rights on shares reserve (IFRS 2)						0.5
Effect of movements in foreign exchange rates on cumulative translation reserve (IAS 21)			-	-	-	1.7
Equity per December 31st, 2004 adjusted for IFRS			**668.9**	**638.9**		**656.9**

[1] The amounts included in these half-year figures of Hagemeyer NV are based on those IFRS standards and IFRIC interpretations issued and effective as at the time of preparing these consolidated half-year figures (August 2005). The IFRS standards and IFRIC interpretations that will be applicable at December 31st, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these consolidated half-year figures

Annex VI
Summary Organic Revenue Growth

Organic revenue growth	Q1 2005	Q2 2005	HY1 2005	*Q1 2005* [1]	*Q2 2005* [1]	*HY1 2005* [1]	*FY 2004* [1]
PPS Europe	1.7%	7.2%	4.5%	*5.3%*	*3.6%*	*4.6%*	*3.3%*
PPS Germany	*-1.4%*	*6.7%*	*2.6%*	*1.8%*	*3.3%*	*2.6%*	*-7.9%*
PPS UK	*-3.4%*	*3.1%*	*-0.2%*	*1.3%*	*-0.2%*	*0.6%*	*4.6%*
PPS Other Europe	*7.1%*	*10.1%*	*8.7%*	*10.1%*	*6.2%*	*8.2%*	*9.3%*
PPS North America	4.0%	7.6%	5.9%	*4.2%*	*7.2%*	*5.8%*	*3.7%*
of which PPS US	*3.7%*	*5.9%*	*4.8%*	*3.7%*	*5.9%*	*4.8%*	*4.6%*
PPS Asia-Pacific	-2.6%	4.0%	0.8%	*4.1%*	*0.1%*	*1.4%*	*1.4%*
PPS total	1.9%	7.0%	4.5%	*4.9%*	*4.1%*	*4.5%*	*3.2%*
Agencies/CE	-7.6%	-15.5%	-12.1%				
Total Group	1.2%	5.1%	3.2%				

[1] Organic revenue growth on a same number of working days basis.

Organic revenue growth	Q1 2004	Q2 2004	HY1 2004	*Q1 2004* [1]	*Q2 2004* [1]	*HY1 2004* [1]	*FY 2003* [1]
PPS Europe	1.6%	6.6%	4.1%	*0.9%*	*4.9%*	*2.9%*	*-8.0%*
PPS Germany	*-7.7%*	*-10.1%*	*-8.9%*	*-6.2%*	*-13.1%*	*-9.6%*	*-10.1%*
PPS UK	*3.8%*	*9.4%*	*6.5%*	*2.1%*	*9.4%*	*5.6%*	*-13.8%*
PPS Other Europe	*6.3%*	*14.9%*	*10.7%*	*4.8%*	*13.1%*	*9.0%*	*-2.2%*
PPS North America	2.5%	1.8%	2.2%	*1.0%*	*2.2%*	*1.6%*	*-7.4%*
of which PPS USA	*2.2%*	*3.1%*	*2.7%*	*0.6%*	*3.1%*	*1.9%*	
PPS Asia-Pacific	-4.4%	1.9%	-1.2%	*-6.3%*	*1.6%*	*-2.3%*	*1.3%*
PPS total	1.3%	4.9%	3.1%	*0.2%*	*3.9%*	*2.1%*	*-7.1%*
Agencies/CE	-1.0%	8.6%	3.9%				
Total Group	1.1%	5.2%	3.2%				

[1] Organic revenue growth on a same number of working days basis.

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex VII
Variance analysis by PPS region

Net revenue development

(in € millions)	Net revenue		Variance	Organic Growth	Divestments/ acquisitions	FX effect
	HY1 2005	HY1 2004				
PPS Europe	**1,650**	1,606	**44**	71	(19)	(8)
PPS North America	**607**	594	**13**	33	3	(23)
PPS Asia-Pacific	**210**	229	**(19)**	2	(21)	0
PPS Total	**2,467**	2,429	**38**	106	(37)	(31)

Gross profit

(in € millions)	Gross profit		Variance	Underlying movement	Divestments/ acquisitions	FX Effect
	HY1 2005	HY1 2004				
PPS Europe	**367**	360	7	11	(2)	(2)
PPS North America	**135**	135	**0**	4	1	(5)
PPS Asia-Pacific	**47**	50	**(3)**	1	(4)	0
PPS Total	**549**	545	**4**	16	(5)	(7)

Operating expenses

(in € millions)	Operating expenses		Variance	Underlying movement	Inflation related	Divestments/ acquisitions	FX Effect
	HY1 2005	HY1 2004					
PPS Europe	**(361)**	(378)	**17**	15	(9)	8	3
PPS North America	**(127)**	(137)	**10**	10	(4)	(2)	6
PPS Asia-Pacific	**(45)**	(50)	**5**	3	(1)	3	0
PPS Total	**(533)**	(565)	**32**	28	(14)	9	9

Operating result

(in € millions)	Operating result		Variance	Underlying movement	Divestments/ acquisitions	FX Effect
	HY1 2005	HY1 2004				
PPS Europe	**6**	(18)	**24**	17	6	1
PPS North America	**8**	(3)	**11**	12	(1)	0
PPS Asia-Pacific	**2**	1	**1**	1	0	0
PPS Total	**16**	(20)	**36**	30	5	1

Annex VIII
Analysis of Exceptional Items

Net exceptional charges for the six months ended 30 June 2005 amounted to € 32.2 million.
This charge consists of:

€ 24.0 million	Exceptional items related to the UK, mainly restructuring of logistics (vacating Runcorn NDC, vehicle termination costs, impairment of assets, staff redundancies)
€ 8.0 million	Exceptional items related to vacant property leases and book gains and losses on sale of property, plant and equipment
€ 2.5 million	Exceptional items related to other headcount reduction programmes
€ 1.8 million	Various other exceptional items
(€ 4.1 million)	Result on sale of subsidiaries and participations
€ 32.2 million	**Total net exceptional charges**

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex IX
Net financial income / (expenses)

(in € millions)	**HY 1 2005**	HY 1 2004	HY 1 2004 Dutch GAAP
Net interest income / (expense)	**(17.3)**	(24.6)	(24.7)
Interest expense subordinated convertible bonds	**(5.5)**	(4.5)	(4.5)
Net interest expense as in covenant definition	**(22.8)**	(29.1)	(29.2)
Gain / (Loss) on foreign exchange	**2.5**	2.2	2.2
Make whole payment	**(7.5)**	(11.9)	(11.9)
Bank charges	**(4.7)**	(5.8)	(5.8)
Interest expense finance lease	**(4.7)**	(5.2)	-
Other financial income / (expense)	**0.1**	(6.7)	(6.3)
Interest accrual on subordinated convertible bonds	**(3.4)**	(1.7)	-
Amortisation of capitalised financing expenses	**(2.3)**	(0.8)	(0.8)
Fair value gain / (loss) financial instruments	**(2.9)**	2.0	-
Fair value adjustment on conversion option of subordinated convertible bonds	**14.4**	(19.4)	-
Net financial income / (expense)	**(31.3)**	(76.4)	(51.8)

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex X
Summary of senior credit facilities and definitions of financial covenants

As announced on 9 June 2005 Hagemeyer has refinanced its senior secured credit facility with a bank consortium consisting of ABN AMRO Bank, ING Bank, Rabobank and NIB Capital Bank. This senior secured credit facility of € 615 million was concluded on 14 July 2005 and consists of a € 500 million multi-currency senior working capital facility and a € 115 million letter of credit facility. It will mature on 5 February 2008.

The interest rate for this credit facility is based on an interest spread over the applicable Interbank Offered rate. Based on the anticipated reduction of the "Net Senior Debt"/ "EBITDA before exceptional items" ratio the interest spread will decrease progressively below 300 basis points. The current spread is 200 basis points.

Under this credit facility Hagemeyer will have to comply with certain financial covenants, which are set out below. Hagemeyer expects to meet these financial covenants per 31 December 2005. The other terms and conditions of this credit facility are substantially the same as in the former credit facility.

Summary of Financial Covenants, based on IFRS accounting	**Period ending**	**Covenant level**
"Net Senior Debt"/ "EBITDA before exceptional items"	31/12/2005	<= 2.50 : 1.00
	31/12/2006	<= 2.00 : 1.00
	31/12/2007	<= 2.00 : 1.00
"Interest Cover"	31/12/2005	>= 1.90 : 1.00
	31/12/2006	>= 3.60 : 1.00
	31/12/2007	>= 4.40 : 1.00

The financial covenant levels are slightly adjusted compared to the covenants disclosed in the press release of 9 June 2005 as a result of the effect of IFRS accounting on Hagemeyer's consolidated financial statements.

Under the senior credit facility the financial covenants and their components have the following meaning:

"Net Senior Debt": Cash amounts drawn under group and/or local senior facilities, minus freely available cash investments and cash balances.

"EBITDA before Exceptional Items": 12 months' rolling Operating Profit before depreciation and amortisation, calculated under IFRS rules, but before exceptional items calculated under Dutch GAAP as applied in the Hagemeyer annual accounts for 2004.

"Interest Cover": The ratio of "EBITDA before Exceptional Items" to "Net Interest Expense".

"Net Interest Expense": 12 months' rolling interest expense from cash amounts drawn under group and/or local senior facilities plus annual coupon payments on subordinated convertible bonds minus interest earned on cash investments and cash balances.

Annex XI
PPS financial objective 2007: 9% ROIC

2007 PPS ROIC objective, compared to current WACC of 8%

IFRS Basis *(in € millions)*	FY 2004		HY2 2004 - HY1 2005		2007 Objective [5]		
Net revenue (12 months rolling)	4,988		5,026			*100%*	
Organic revenue growth	*3.8%*		*4.5%*				
Gross profit (12 months rolling)	1,109	*22.2%*	1,113	*22.1%*	*23%*	-	*24%*
Operating expenses [2] (12 months rolling)	(1,124)	*-22.5%*	(1,093)	*-21.7%*		*-20%*	
Operating result (12 months rolling) [3]	(15)	*-0.3%*	20	*0.4%*	*3%*	-	*4%*
Proforma tax charge 26%	4	*0.1%*	(5)	*-0.1%*		*-1%*	
NOPAT	(11)	*-0.2%*	15	*0.3%*	*2%*	-	*3%*
ROIC [1]	**-0.7%**		**1.0%**		**7%**	**-**	**10%**
Average invested capital [4] (13 months rolling)	1,604	*32.2%*	1,559	*31.0%*		*29%*	
Average net working capital (13 months rolling)	688	*13.8%*	680	*13.5%*		*13%*	
Average other assets [4] (13 months rolling)	917	*18.4%*	879	*17.5%*		*16%*	
Hagemeyer Factor (rolling GP to average NWC)	**1.61**		**1.64**		**1.8**	**-**	**1.9**

1 *Net operating profit after taxes, excluding exceptional items / average invested capital*
2 *Including Corporate & Other expenses*
3 *Before exceptional items*
4 *Includes capitalised goodwill (at historic costs, excluding amortisation)*
5 *Assuming 3% - 5% annual revenue growth*

For 2007, the objective for our core PPS business remains a Return on Invested Capital (ROIC) of 9%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome is expected to range between 7 and 10%, depending on the extent to which we will be able to realise our assumed revenue growth of 3 to 5% annually and our gross margin improvement targets.

For our ROIC calculation, corporate and other overhead costs (of approximately € 25 million on an annualised basis) have now been fully included in operating expenses, whereas previously these costs were not allocated to the PPS business. Furthermore, our ROIC objective calculation excludes exceptional items. Goodwill is included in the invested capital base at historical cost, as capitalised at the time of acquisition of the companies involved.

The figures for 30 June 2005 and 30 June 2004 are unaudited.
For an explanation of financial definitions please see the Glossary of Terms in Annex XII.

Annex XII
Glossary of Terms

Average net working capital	Average net working capital as a percentage of 12 months rolling net revenue
EBITDA	Earnings before interest, tax, depreciation and amortisation of intangible assets
Exceptional items	Income or expenses related to normal operating activities, which because of their nature, magnitude or frequency of occurrence, are reported separately in order to provide a fair view on the result from normal operating activities, and in particular the development thereof
Free cash flow before divestments	Net cash flow from operating activities less net capital expenditures, before divestments and acquisitions of subsidiaries
Gross margin	Gross profit as a percentage of net revenue
Gross profit	Net revenue less cost of sales
Net interest expense	Interest expense from cash amounts drawn under group and/or local senior facilities plus annual coupon payments on subordinated convertible bonds minus interest earned on cash investments and cash balances
Net result per ordinary share	Net result per ordinary share based on the actual number of shares outstanding at the end of the period, rounded to the nearest € cent
Net revenue	Revenue net of sales taxes, discounts, bonuses and rebates
Net senior debt	Cash amounts drawn under group and/or local senior facilities, minus freely available cash investments and cash balances
Net trading working capital	Inventories and trade receivables, less trade payables
Net working capital	Net trading working capital, other current receivables and pre-payments, less other current liabilities
Number of FTEs	Number of employees expressed as Full Time Equivalent
Operating margin	Operating result before exceptional items as a percentage of net revenue
Operating result	Gross profit less operating expenses plus other operating income
Organic (revenue) growth	Net revenue in the current period at current exchange rates less net revenue in the base period at current exchange rates, adjusted for net revenue from acquired and divested companies
Organic revenue growth percentage	Organic revenue growth as a percentage of net revenue in the base period at current exchange rates, adjusted for net revenue from companies, divested since the base period

082-04865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON + 31 (0)35 6957676, FAX + 31 (0)35 6944396

PERSBERICHT

HALFJAARBERICHT 2005

Hoofdpunten

- **Netto omzet voor de Groep eerste halfjaar 2005: € 2,64 miljard; 3,2% autonome groei***
- **PPS autonome omzetgroei eerste halfjaar 2005: 4,5% (gelijk aantal werkdagen)**
- **EBITDA vóór bijzondere posten: € 35 miljoen; € 32 miljoen hoger dan in eerste halfjaar 2004**
- **Netto resultaat € 58 miljoen negatief; € 111 miljoen beter dan in dezelfde periode vorig jaar**
- **Turnaround in Verenigd Koninkrijk op koers; positief bedrijfsresultaat verwacht in 2006**
- **Vrije kasstroom vóór desinvesteringen € 73 miljoen negatief in eerste halfjaar 2005; een verbetering van € 60 miljoen ten opzichte van het eerste halfjaar 2004**
- **Gemiddeld netto werkkapitaal PPS als percentage van de netto omzet verder verbeterd naar 13,7% ten opzichte van 14,9% in het eerste halfjaar 2004**
- **Vooruitzichten: positief netto resultaat (voor mogelijke reële waarde-aanpassing van de optie component van achtergestelde converteerbare obligaties) verwacht in de tweede helft van 2005 en in heel 2006**

Kerngetallen

(x € miljoen)	**HJ1 2005**	HJ1 2004	HJ1 2004[1] Dutch GAAP
Netto omzet	**2.640**	2.645	2.645
EBITDA vóór bijzondere posten	**35**	3	(8)
Bedrijfsresultaat vóór bijzondere posten	**10**	(24)	(30)
Bijzondere posten	**(32)**	(64)	(65)
Bedrijfsresultaat	**(22)**	(88)	(95)
Netto resultaat vóór reële waarde-aanpassing optie component achtergestelde converteerbare obligaties	**(72)**	(149)	n.v.t.
Netto resultaat	**(58)**	(169)	(166)
Netto resultaat per gewoon aandeel (€ centen)	**(0,11)**	(0,33)	(0,32)
Aantal uitstaande aandelen per 30 juni (x miljoen)	**516,2**	516,1	516,1
Vrije kasstroom vóór desinvesteringen	**(73)**	(133)	(139)
Netto senior schuld	**295**	493	489

[1] Zoals eerder gerapporteerd onder Dutch GAAP.

Rudi de Becker, CEO:

"Gedurende de eerste helft van 2005 heeft Hagemeyer aanzienlijke verdere voortgang geboekt op weg naar winstgevendheid. Wij hebben ons operationele verlies teruggebracht van € 88 miljoen in het eerste halfjaar 2004 tot € 22 miljoen in de eerste helft van 2005. Wij verwachten een positief netto resultaat voor de tweede helft van dit jaar. In het Verenigd Koninkrijk, dat van groot belang is voor Hagemeyers turnaround, verwachten wij ons negatieve bedrijfsresultaat vóór bijzondere posten in 2005 te halveren en in 2006 een positief bedrijfsresultaat te kunnen behalen. Zoals de zaken er nu voorstaan, hebben wij er vertrouwen in dat wij voor de Groep als geheel onze doelstelling om in 2006 een positieve bottom line te tonen zullen realiseren."

Op de cijfers voor de periode eindigend op 30 juni 2005 en 30 juni 2004 is geen accountantscontrole toegepast.

* Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

GECONSOLIDEERDE OMZET EN RESULTATEN

Kerngetallen (vóór bijzondere posten) *x € miljoen*	**HJ1 2005**	HJ1 2004	HJ1 2004 Dutch GAAP
Netto omzet	**2.640**	2.645	2.645
Autonome groei (niet aangepast voor aantal werkdagen)	**3,2%**	3,2%	3,2%
Bruto omzetresultaat	**604**	609	609
Bruto marge	***22,9%***	*23,0%*	*23,0%*
Operationele lasten	**(595)**	(635)	(640)
Operationele lasten als % van de netto omzet	***(22,5%)***	*(24,0%)*	*(24,2%)*
Overige operationele (lasten)/baten	**1**	1	1
Bedrijfsresultaat vóór bijzondere posten	**10**	(24)	(30)
Operationele marge	***0,4%***	*(0,9%)*	*(1,1%)*
Gemiddeld netto werkkapitaal	**774**	849	810
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***14,3%***	*15,3%*	*14,6%*

Waarderings- en IFRSS richtlijnen

Hagemeyers geconsolideerde cijfers over het eerste halfjaar 2005 omvatten de zes maands periode tot en met 30 juni 2005. Alle cijfers die in dit halfjaarbericht zijn opgenomen zijn gebaseerd op de International Financial Reporting Standards (IFRS) en de interpretaties zoals uitgegeven door het International Financial Reporting Interpretation Committee (IFRIC), en zoals van kracht op het moment van de samenstelling van dit halfjaarbericht (augustus 2005). De IFRS richtlijnen en IFRIC interpretaties die van toepassing zullen zijn per 31 december 2005, inclusief die welke op een optionele basis van toepassing zullen zijn, zijn op het moment van de samenstelling van dit halfjaarbericht nog niet met zekerheid bekend. Hagemeyer gebruikt bepaalde niet-IFRS begrippen, zoals EBITDA en bijzondere posten omdat dit de transparantie verbetert. Voor uitleg van de gebruikte financiële begrippen wordt verwezen naar de Verklarende Woordenlijst (bijlage XII).

De **netto omzet** over de eerste zes maanden van 2005 bedroeg € 2.640 miljoen (eerste halfjaar 2004: € 2.645 miljoen).

De **autonome groei** voor de Groep bedroeg € 82 miljoen, of wel 3,2% (niet aangepast voor aantal werkdagen). Door het netto effect van desinvesteringen en acquisities in 2004 en 2005 nam de omzet met € 55 miljoen af. In 2004 heeft Hagemeyer activiteiten in Duitsland (de detailhandelsactiviteiten), India en de Verenigde Staten gedesinvesteerd. In de loop van 2004 werd Titan Supply overgenomen, een distributeur van MRO producten in Canada. Met ingang van 1 april 2005 werd Hagemeyer Asia Pacific Electronics (HAPE) in Azië-Pacific gedesinvesteerd. Het effect van wisselkoersmutaties op de omzet ten opzichte van dezelfde periode van het vorige jaar was € 32 miljoen negatief.

Het **bruto omzetresultaat** bedroeg € 604 miljoen, een daling van € 5 miljoen ten opzichte van dezelfde periode van vorig jaar. Het bruto omzetresultaat nam met € 8 miljoen af als gevolg van desinvesteringen, terwijl wisselkoersmutaties een negatief effect hadden van € 10 miljoen. De onderliggende verbetering van het bruto omzetresultaat met € 13 miljoen is voornamelijk gerelateerd aan de omzetgroei.

De **bruto marge** nam af van 23,0% in het eerste halfjaar van 2004 tot 22,9% in het eerste halfjaar van 2005.

Operationele lasten namen met € 40 miljoen af (van € 635 miljoen tot € 595 miljoen). Een deel van de daling is het gevolg van desinvesteringen (€ 15 miljoen) en wisselkoersmutaties (€ 9 miljoen). Inflatie in het algemeen en daarmee verbandhoudende salarisverhogingen resulteerden in hogere operationele lasten (€ 13 miljoen). Deze factoren buiten beschouwing latend, bedroeg de onderliggende kostenverlaging € 29

Op de cijfers per 30 juni 2004 en 30 juni 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage X.

miljoen. Kostenbesparingen verband houdend met terugbrengen van het personeelsbestand bedroegen in het eerste halfjaar van 2005 circa € 7 miljoen. Overige kostenbesparingen bedroegen € 22 miljoen en omvatten lagere vrachtkosten (vooral in het Verenigd Koninkrijk) en lagere kosten voor professionele diensten.

Het **aantal arbeidsplaatsen** per 30 juni 2005 bedroeg 17.233 ten opzichte van 17.680 per 1 januari 2005. Van deze afname in het eerste halfjaar van 2005 houden 128 arbeidsplaatsen verband met desinvesteringen. Vooral Duitsland, het Verenigd Koninkrijk en de Verenigde Staten droegen bij aan de daling van het aantal volledige arbeidsplaatsen met 319 bij de activiteiten die tot de Groep blijven behoren. Nieuw personeel werd aangetrokken bij onze overige bedrijven in Noord-Amerika en in de regio Nordics gerelateerd aan de hogere omzetniveaus.

	Mutaties in werkelijk aantal FTEs		
	01-01-2005 30-06-2005	01-07-2004 31-12-2004	01-07-2004 30-06-2005
Begindatum	17.680	17.866	17.866
Mutatie in FTE's in tot de Groep behorende activiteiten			
PPS Europa	*-204*	*-134*	*-338*
PPS Noord-Amerika	*-65*	*101*	*36*
PPS Azie-Pacific	*-19*	*-31*	*-50*
ACE	*-30*	*4*	*-26*
Corporate & overige	*-1*	*-6*	*-7*
	-319	-66	-385
Netto effect van **Acquisities/ desinvesteringen**	-128	-120	-248
Totale mutatie in FTEs in de periode	-447	-186	-633
Einddatum	17.233	17.680	17.233

Het **bedrijfsresultaat vóór bijzondere posten** verbeterde van € 24 miljoen negatief over het eerste halfjaar van 2004 tot € 10 miljoen positief over het eerste halfjaar 2005.

Gedurende de eerste helft van 2005 boekte Hagemeyer **netto bijzondere lasten** van € 32,2 miljoen, waarvan € 24 miljoen verband houdt met de herstructurering van de logistiek in het Verenigd Koninkrijk. Een overzicht van de bijzondere posten over het eerste halfjaar van 2005 is opgenomen in bijlage VII.

Het **aandeel in het resultaat deelnemingen** (na belastingen) over het eerste halfjaar 2005 bedroeg € 1 miljoen. Dit is lager dan de € 5 miljoen in dezelfde periode van vorig jaar, als gevolg van de desinvestering van Hagemeyers 31,5% belang in Tech Pacific in het vierde kwartaal van 2004.

De **netto financiële lasten** over het eerste halfjaar 2005 bedroegen € 31 miljoen (eerste halfjaar 2004: € 76 miljoen), zoals gespecificeerd in bijlage VIII. De belangrijkste redenen voor deze daling zijn een marktwaarde aanpassing van de conversie optie van onze achtergestelde converteerbare obligaties, lagere rentelasten als gevolg van een lagere gemiddelde schuld en lagere bankkosten dan in de eerste helft van vorig jaar.

De post **belastingen** over het eerste halfjaar 2005 bedroeg € 5 miljoen, ten opzichte van € 9 miljoen over dezelfde periode van vorig jaar. Deze lagere belastingen houden verband met het opnemen van actieve belastinglatenties in het eerste halfjaar van 2005, ten opzichte van een afschrijving op een actieve belastinglatentie in het eerste halfjaar van 2004. De niet latente belasting over het eerste halfjaar van 2005 bedroeg € 9 miljoen (eerste halfjaar 2004: € 5 miljoen).

Het **netto resultaat** over de eerste zes maanden van 2005 was € 58 miljoen negatief (eerste halfjaar 2004: € 169 miljoen negatief).

Het werkelijke aantal **uitstaande aandelen** per 30 juni 2005 was 516.191.042.

De **vrije kasstroom** vóór desinvesteringen was in het eerste halfjaar van 2005 € 73 miljoen negatief (eerste halfjaar 2004: € 133 miljoen negatief). De verbetering van € 60 miljoen in de kasstroom ten opzichte van dezelfde periode van vorig jaar is voornamelijk het gevolg van een beter bedrijfsresultaat en lagere financiële lasten, gedeeltelijk teniet gedaan door een hogere behoefte aan werkkapitaal.

Het **eigen vermogen** bedroeg per 30 juni 2005 € 644 miljoen, een afname van € 13 miljoen ten opzichte van 31 december 2004. De belangrijkste componenten van deze wijziging zijn het netto verlies van € 58 miljoen over het eerste halfjaar 2005 en een positief effect van € 44 miljoen door wisselkoersmutaties.

De **netto senior schuld** van de Groep nam af van € 329 miljoen per ultimo 2004 tot € 295 miljoen per 30 juni 2005, voornamelijk als gevolg van de uitgifte in maart 2005 van € 135 miljoen (nominale waarde) aan achtergestelde converteerbare obligaties.

Medio juli 2005 rondde Hagemeyer de herfinanciering en verbetering van haar **senior kredietfaciliteit** af, bestaande uit een multi-currency senior werkkapitaal faciliteit van € 500 miljoen en een letter of credit faciliteit van € 115 miljoen. In overeenstemming met de voor deze faciliteit van toepassing zijnde tarieven matrix, is de rentemarge sinds de afronding van deze herfinancieringsfaciliteit 200 basispunten geweest en een verdere verlaging van deze marge wordt verwacht. Op de vorige kredietfaciliteit was een rentemarge van 300 basispunten van toepassing. Nadere details over deze herfinanciering, inclusief een overzicht van de financiële convenanten, zijn opgenomen in bijlage IX. Hagemeyers Weighted Average Cost of Capital (WACC) is nu vastgesteld op 8% (voorheen 9%).

VOORUITZICHTEN

Hagemeyers vooruitzichten voor 2005 en de periode daarna zijn als volgt:

- Voor 2005 verwachten wij:
  - Een verdere toename van onze netto omzet, mits onze markten niet verslechteren;
  - Besparingen in de operationele lasten te realiseren die tenminste de inflatoire en volume gerelateerde kostenmutaties zullen compenseren;
  - Een bedrijfsresultaat vóór buitengewone posten te realiseren van tenminste € 70 miljoen (HJ1 2005: € 10 miljoen);
  - Te voldoen aan de financiële convenanten per 31 december ten aanzien van de senior krediet-faciliteit;
  - In het tweede halfjaar minder dan € 15 miljoen aan bijzondere lasten te boeken; en
  - Een positief netto resultaat (voor mogelijke reële waarde-aanpassing van de optiecomponent van onze achtergestelde converteerbare obligaties) te realiseren in het tweede halfjaar van 2005.

- Voor 2006 verwachten wij weer winstgevend te zijn (een positief netto resultaat vóór mogelijke reële waarde-aanpassing van de optiecomponent van de achtergestelde converteerbare obligaties).

- Voor 2007 blijft de doelstelling voor onze kernactiviteit PPS om een Return on Invested Capital (ROIC) van 9% te realiseren, ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen 7% en 10% (zie Bijlage XI) en hangt af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 3 tot 5% en onze doelstelling tot verbetering van de brutomarge te realiseren.

Naarden, 26 augustus 2005
HAGEMEYER N.V.
Raad van Bestuur

Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
Tel: 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder die met betrekking tot zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses. Deze vooruitzichten omvatten niet het effect van thans onvoorziene toekomstige reële waarde-aanpassingen en/of waardeverminderingen.

Hagemeyer realiseerde een netto omzet van € 2,6 miljard over het eerste halfjaar van 2005 (volledig jaar 2004: € 5,4 miljard) en heeft circa 17.200 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in meer dan 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal kleinere landen in Azië.
Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

PROFESSIONAL PRODUCTS EN SERVICES (PPS)

Kerngetallen (vóór bijzondere posten) *x € miljoen*	**HJ1 2005**	HJ1 2004	HJ1 2004 Dutch GAAP
Netto omzet	**2.467**	2.429	2.429
Autonome groei (gelijk aantal werkdagen)	**4,5%**	2,1%	2,1%
Bruto omzetresultaat	**549**	545	545
Bruto marge	***22,3%***	*22,4%*	*22,4%*
Operationele lasten	**(533)**	(565)	(571)
Operationele lasten als % van de netto omzet	***(21,6%)***	*(23,3%)*	*(23,5%)*
Overige operationele (lasten)/baten	**0**	1	1
Bedrijfsresultaat vóór bijzondere posten	**16**	(20)	(26)
Operationele marge	***0,6%***	*(0,8%)*	*(1.1%)*
Gemiddeld netto werkkapitaal	**689**	746	747
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	*13,7%*	*14,9%*	*14,9%*

Netto omzetontwikkeling per regio [1]

(x € miljoen)	Netto omzet		**Verschil**	Autonome groei	Desinvest./ acquisities	Wisselkoers Effect
	HJ1 2005	HJ1 2004				
PPS Europa	**1.650**	1.606	**44**	71	(19)	(8)
PPS Noord-Amerika	**607**	594	**13**	33	3	(23)
PPS Azië-Pacific	**210**	229	**(19)**	2	(21)	-
PPS Totaal	**2.467**	2.429	**38**	106	(37)	(31)

[1] Een verschillenanalyse per PPS regio voor bruto omzetresultaat, operationele lasten en bedrijfresultaat is opgenomen in bijlage VII.

De **netto omzet** voor de PPS activiteiten over de eerste zes maanden van 2005 bedroeg € 2.467 miljoen (eerste halfjaar 2004: € 2.429 miljoen).

De **autonome groei** was € 106 miljoen, ofwel 4,5% (op basis van een gelijk aantal werkdagen), ten opzichte van 2,1% in het eerste halfjaar van 2004. Het netto effect van desinvesteringen en acquisities was € 37 miljoen negatief. Wisselkoersmutaties hadden een negatief effect op de omzet van € 31 miljoen. De omzettoename van PPS werd gedreven door goede omzetgroei in Europa en Noord-Amerika.

De **brutomarge** van de PPS activiteiten was 22,3%, 30 basispunten hoger dan in het tweede halfjaar van 2004, maar 10 basispunten lager dan in het eerste halfjaar van 2004. Hoewel het teruglopen van de brutomarge is gestopt, blijkt het verbeteren van de brutomarge moeilijker dan verwacht. In verschillende landen vertegenwoordigen grote klanten en grote projecten een aanzienlijk aandeel in onze activiteiten. Dit veroorzaakt druk op brutomarges. De omzetgroei in deze landen met lagere marges was bovengemiddeld, waardoor hun aandeel in onze totale activiteiten is toegenomen. Bovendien was sprake van verminderde activiteit in bepaalde constructie en installatie (C&I) markten, resulterend in een toenemende prijsconcurrentie. Naast initiatieven ter verbetering van de brutomarge aan de inkoop- en de verkoopzijde, zal een geleidelijke verandering van de samenstelling van het klanten- en leveranciersbestand en de producten mix een belangrijke aanjager voor verdere brutomargeverbetering zijn.

Het **bedrijfsresultaat vóór bijzondere posten** was € 16 miljoen positief (eerste halfjaar 2004: € 20 miljoen negatief). Aangepast voor desinvesteringen, acquisities en wisselkoersmutaties verbeterde het bedrijfsresultaat over de verslagperiode met € 30 miljoen, als gevolg van lagere kosten en hogere omzetten.

Het **gemiddeld netto werkkapitaal** als percentage van de omzet verbeterde tot 13,7% (van 14,9% in het eerste halfjaar van 2004), voornamelijk als gevolg van een betere crediteurenpositie.

PPS Europa

Kerngetallen (vóór bijzondere posten) *(x € miljoen)*	HJ1 2005	HJ2 2004	HJ1 2004 Dutch GAAP
Netto omzet	**1.650**	1.606	1.606
Autonome groei (op basis van een gelijk aantal werkdagen)	**4,6%**	2,9%	2,9%
Bruto omzetresultaat	**367**	360	360
Bruto marge	***22,2%***	*22,4%*	*22,4%*
Operationele lasten	**(361)**	(378)	(384)
Operationele lasten als % van de netto omzet	***(21,9%)***	*(23,5%)*	*(23,9%)*
Overige operationele (lasten)/baten	**1**	1	1
Bedrijfsresultaat vóór bijzondere posten	**6**	(18)	(24)
Operationele marge	***0,4%***	*(1,1%)*	*(1,5%)*
Gemiddeld netto werkkapitaal	**418**	480	479
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***12,4%***	*14,4%*	*14,4%*

De **netto omzet** over de eerste zes maanden van 2005 bedroeg € 1.650 miljoen, ten opzichte van € 1.606 miljoen in dezelfde periode van 2004.

De **autonome groei** bedroeg € 71 miljoen, ofwel 4,6% (op basis van een gelijk aantal werkdagen), ten opzichte van 2,9% in het eerste halfjaar van 2004. De regio Nordics en Spanje leverden een sterke bijdrage aan deze autonome omzetgroei. Vooral opmerkelijk is de omzetgroei in een zwakke Duitse markt. Desinvesteringen en acquisities hadden een negatief effect van € 19 miljoen; wisselkoersmutaties leidden tot een daling van de omzet met € 8 miljoen.

Het **bruto omzetresultaat** nam toe van € 360 miljoen in het eerste halfjaar 2004 tot € 367 miljoen in het eerste halfjaar van 2005.

De **bruto marge** bedroeg 22,2%, een daling met 20 basispunten ten opzichte van het eerste halfjaar 2004. De belangrijkste oorzaak voor deze daling was een bovengemiddelde omzetgroei van activiteiten met lagere marges en toegenomen prijsconcurrentie in bepaalde C&I markten. Verbetering van de brutomarges blijft een eerste prioriteit voor alle werkmaatschappijen. Er wordt voortdurend gewerkt aan initiatieven om de marge te verbeteren, zowel aan de inkoop- als aan de verkoopzijde.

Ten opzichte van het eerste halfjaar 2004 namen de **operationele lasten** met € 17 miljoen af tot € 361 miljoen. Hiervan is € 8 miljoen toe te schrijven aan desinvesteringen; wisselkoersmutaties hadden een positief effect van € 3 miljoen op de operationele lasten. Inflatie en daarmee verbandhoudende salarisverhogingen resulteerden in € 9 miljoen hogere operationele lasten. De onderliggende kostenverlagingen van € 15 miljoen hebben vooral betrekking op het Verenigd Koninkrijk en Duitsland.

Het aantal **arbeidsplaatsen** nam ten opzichte van vorig jaar met 349 af tot 9.897 per 30 juni 2005. Hiervan zijn 11 arbeidsplaatsen het gevolg van desinvesteringen. Duitsland en het Verenigd Koninkrijk hebben de grootste bijdrage geleverd aan de vermindering van het aantal arbeidsplaatsen in de activiteiten die tot de Groep blijven behoren. In de regio Nordics nam het aantal arbeidsplaatsen toe ter ondersteuning van de hogere omzetniveaus.

Het **bedrijfsresultaat vóór bijzondere posten** over het eerste halfjaar 2005 nam met € 24 miljoen toe tot € 6 miljoen positief, ten opzichte van € 18 miljoen negatief vorig jaar. Aangepast voor desinvesteringen en wisselkoersmutaties was sprake van een verbetering van € 17 miljoen.

Het **gemiddeld netto werkkapitaal** als percentage van de omzet verbeterde van 14,4% in het eerste halfjaar 2004 tot 12,4% in 2005, voornamelijk als gevolg van een verbeterde crediteurenpositie en een voortdurend goed werkkapitaalbeheer in Duitsland.

Verenigd Koninkrijk

In het Verenigd Koninkrijk bedroeg de autonome groei over het eerste halfjaar van 2005 0,6% positief (op basis van een gelijk aantal werkdagen) ten opzichte van 5,6% positief over het eerste halfjaar 2004. In het eerste halfjaar van 2005 hebben wij ons met name gericht op de herstructurering van onze logistiek. Omzetgroei was niet onze eerste prioriteit. Bovendien was de vergelijkingsbasis van het tweede kwartaal 2004 relatief hoog (9,4% autonome groei in het tweede kwartaal van 2004 op basis van een gelijk aantal werkdagen).

Nu het nieuwe logistieke model succesvol is geïmplementeerd met minimale verstoring van de organisatie, verwachten wij dat de omzetgroei in het Verenigd Koninkrijk in het derde kwartaal zal worden hervat. Het nieuwe logistieke model zal naar verwachting leiden tot een verlaging van de kostenbasis in het Verenigd Koninkrijk met circa € 30 miljoen op jaarbasis.

Wij verwachten in 2005 het negatieve bedrijfsresultaat vóór bijzondere posten van het Verenigd Koninkrijk ten opzichte van 2004 te halveren. Wij hebben er vertrouwen in dat Hagemeyer UK in 2006 weer een positief bedrijfsresultaat zal realiseren.

Duitsland

Herstel van omzetgroei na drie jaren van omzetdaling was voor Duitsland een belangrijke prioriteit. Nadat de verkoopstaf was versterkt en het vertrouwen van klanten hersteld, boekte Duitsland in het eerste halfjaar van 2005 (op basis van een gelijk aantal werkdagen) 2,6% positieve autonome groei (eerste halfjaar 2004: 9,6% negatief). Dit is met name opmerkelijk omdat de C&I markt in Duitsland nog steeds blijft krimpen als gevolg van zeer lage bouwactiviteit. Zowel het C&I segment, als het industriële segment droeg bij aan de positieve omzetontwikkeling in Duitsland.

Nordics

De regio Nordics bleef in het eerste halfjaar van 2005 groeien en realiseerde een autonome groei van 10,7% (op basis van een gelijk aantal werkdagen). De omzetgroei in de regio Nordics is vooral gedreven door goede prestaties in het industriële segment, zowel bij nieuwe klanten als bij bestaande klanten in de nuts-sector.

Ook in de C&I markt in de regio Nordics, waar de prijsconcurrentie hevig blijft, was sprake van omzetgroei. De brutomarges in Nordics stonden enigszins onder druk als gevolg van de concurrentie in de C&I markt en het toegenomen aandeel van omzet aan nutsbedrijven met een lagere dan gemiddelde brutomarge.

Spanje

De autonome omzetgroei over het eerste halfjaar van 2005 was (op basis van een gelijk aantal werkdagen) 8,1% positief (eerste halfjaar 2004: 4,7%). De bouwactiviteit blijft hoog in het grootste deel van de Spaanse markt, met uitzondering van de regio Catalonië.

PPS Noord-Amerika

Kerngetallen (vóór bijzondere posten) *(x € miljoen)*	**HJ1 2005**	HJ1 2004	HJ1 2004 Dutch GAAP
Netto omzet	**607**	594	594
Autonome groei (op basis van een gelijk aantal werkdagen)	**5,8%**	1,6%	1,6%
Bruto omzetresultaat	**135**	135	135
Bruto marge	***22,3%***	*22,7%*	*22,7%*
Operationele lasten	**(127)**	(137)	(137)
Operationele lasten als % van de netto omzet	***(20,9%)***	*(23,1%)*	*(23,1%)*
Overige operationele (lasten)/baten	**0**	0	0
Bedrijfsresultaat vóór bijzondere posten	**8**	(3)	(3)
Operationele marge	***1,3%***	*(0,4%)*	*(0,4%)*
Gemiddeld netto werkkapitaal	**206**	204	206
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	*17,1%*	*16,9%*	*17,1%*

De **netto omzet** over de eerste zes maanden van 2005 bedroeg € 607 miljoen, een toename van € 13 miljoen ten opzichte van vorig jaar.

De **autonome groei** bedroeg € 33 miljoen, ofwel 5,8% (op basis van een gelijk aantal werkdagen). Canada en Mexico realiseerden sterke omzetgroei in de oliesector. Als gevolg van het netto effect van acquisities en desinvesteringen steeg de omzet met € 3 miljoen. Wisselkoersmutaties hadden een negatief effect van € 23 miljoen.

In de **Verenigde Staten** was sprake van een autonome groei over het eerste halfjaar van 2005 van 4,8% (op basis van een gelijk aantal werkdagen). Minder groei in omzet aan overheidsinstellingen, als gevolg van verschuivingen in de toewijzing van budgetten, en in de automobielsector werd ruimschoots gecompenseerd door een sterke groei van de omzet aan andere industrieën en aan nieuwe afnemers.

De **bruto marge** voor de regio nam af van 22,7% in het eerste halfjaar van 2004 tot 22,3% in het eerste halfjaar van 2005. De margedaling vond in alle markten in Noord-Amerika plaats en werd veroorzaakt door een toenemend aandeel van grote industriële klanten in onze activiteiten en hevige prijsconcurrentie in de C&I markt.

De **operationele lasten** namen af van € 137 miljoen over het eerste halfjaar van 2004 tot € 127 miljoen over het eerste halfjaar van 2005. Acquisities en desinvesteringen hadden een toename van de operationele lasten van € 2 miljoen tot gevolg; wisselkoersmutaties leidden tot een afname van € 6 miljoen. Inflatie en daarmee verbandhoudende salarisverhogingen hadden een negatief effect van € 4 miljoen. De onderliggende kostendaling van € 10 miljoen heeft betrekking op de vermindering van het aantal arbeidsplaatsen in de Verenigde Staten, maar wordt getemperd door een toename van het aantal arbeidsplaatsen in Canada en Mexico. Verdere kostenbesparingen werden gerealiseerd door lagere kosten voor professionele diensten en het wegvallen van overige eenmalige kosten ten opzichte van het eerste halfjaar van 2004.

Het **aantal arbeidsplaatsen** in Noord-Amerika nam met 36 toe. Het aantal arbeidsplaatsen in de Verenigde Staten daalde ten opzichte van 30 juni 2004 met 184. In Canada en Mexico werden nieuwe medewerkers aangetrokken in verband met het hogere activiteiten niveau.

Het **bedrijfsresultaat vóór bijzondere posten** voor de regio Noord-Amerika verbeterde van € 3 miljoen negatief in het eerste halfjaar 2004 tot € 8 miljoen positief in het eerste halfjaar 2005. Het effect van acquisities en desinvesteringen en wisselkoersmutaties was gering.

Het **gemiddeld netto werkkapitaal** als percentage van de omzet per 30 juni 2005 bedroeg 17,1%, iets hoger dan vorig jaar.

PPS Azië-Pacific

Kerngetallen (vóór bijzondere posten) *(x € miljoen)*	**HJ1 2005**	HJ1 2004	HJ1 2004 Dutch GAAP
Netto omzet	**210**	229	229
Autonome groei (op basis van een gelijk aantal werkdagen)	**1,4%**	(2,3%)	(2,3%)
Bruto omzetresultaat	**47**	50	50
Bruto marge	***22,7%***	*21,9%*	*21,9%*
Operationele lasten	**(45)**	(50)	(50)
Operationele lasten als % van de netto omzet	***(21,7%)***	*(21,7%)*	*(21.7%)*
Overige operationele (lasten)/baten	**0**	0	0
Bedrijfsresultaat vóór bijzondere posten	**2**	1	0
Operationele marge	***0,9%***	*0,2%*	*0,2%*
Gemiddeld netto werkkapitaal	**65**	62	62
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***14,7%***	*13,3%*	*13,3%*

De **netto omzet** over de eerste zes maanden van 2005 bedroeg € 210 miljoen, ten opzichte van € 229 miljoen in het eerste halfjaar van 2004.

De **autonome groei** bedroeg € 2 miljoen, ofwel (op basis van een gelijk aantal werkdagen) 1,4% positief (eerste halfjaar 2004: 2,3% negatief). Desinvesteringen hadden een negatief effect van € 21 miljoen, terwijl de invloed van wisselkoersmutaties minimaal was.

Groei vond voornamelijk plaats in het industriële segment, gesteund door een toenemende specialisatie en focus op het industriële segment in het vestigingennetwerk en enkele nieuwe contracten. In de omzet van het industriële segment over het eerste halfjaar van 2005 is de omzet van een in Singapore opgestarte activiteit begrepen.

De omzet in het C&I segment bleef nagenoeg gelijk ten opzichte van vorig jaar. Groei in dit segment wordt enigszins bemoeilijkt door afnemende bouwactiviteiten, vooral in New South Wales. In de andere staten van Australië en in het industriële segment is sprake van goede groei.

De **bruto marge** verbeterde met 80 basispunten ten opzichte van het eerste halfjaar van 2004. De desinvestering van onze activiteit in India had een positief effect op de bruto marge.

De **operationele lasten** namen af van € 50 miljoen in het eerste halfjaar van 2004 tot € 45 miljoen in het eerste halfjaar van 2005. Desinvesteringen resulteerden in een kostendaling van € 3 miljoen. Het aantal arbeidsplaatsen in de tot de Groep behorende activiteiten in Azië-Pacific daalde sinds 30 juni 2004 met 50. De kostenbesparingen als gevolg van de daling van het aantal arbeidsplaatsen werden gedeeltelijk teniet gedaan door het effect van inflatie en daarmee verbandhoudende salarisverhogingen van circa € 1 miljoen. De onderliggende kostenbesparingen bedragen ongeveer € 3 miljoen.

Het **bedrijfsresultaat vóór bijzondere posten** over de eerste zes maanden van 2005 bedroeg € 2 miljoen (eerste halfjaar 2004: € 1 miljoen). Het effect van desinvesteringen en wisselkoersmutaties was minimaal.

Het **gemiddeld netto werkkapitaal** als percentage van de netto omzet nam toe tot 14,7% (30 juni 2004: 13,3%). Voorraadniveaus, die begin 2004 onrealistisch laag waren, zijn weer op peil gebracht. Daarnaast is het productenpakket dat op voorraad wordt gehouden uitgebreid ter ondersteuning van onze initiatieven in het industriële segment.

AGENCIES / CONSUMER ELECTRONICS (ACE)

Kerngetallen (vóór bijzondere posten) *(x € miljoen)*	**HJ1 2005**	HJ1 2004	HJ1 2004 Dutch GAAP
Netto omzet	**173**	217	217
Autonome groei (niet aangepast voor aantal werkdagen)	**(12,1%)**	3,9%	3,9%
Bruto omzetresultaat	**55**	65	65
Bruto marge	***31,4%***	*29,8%*	*29,8%*
Operationele lasten	**(49)**	(57)	(57)
Operationele lasten als % van de omzet	***(28,2%)***	*(26,2%)*	*(26,2%)*
Overige operationele (lasten)/baten	**0**	0	0
Bedrijfsresultaat vóór bijzondere posten	**6**	8	8
Operationele marge	***3,4%***	*3,7%*	*3,7%*
Gemiddeld netto werkkapitaal	**88**	104	101
Gemiddeld netto werkkapitaal als % van 12 maanden netto omzet	***22,1%***	*19,1%*	*18,6%*

De **netto** omzet over de eerste zes maanden van 2005 bedroeg € 173 miljoen, ten opzichte van € 217 miljoen in het eerste halfjaar van 2004.

De **autonome groei** in het eerste halfjaar van 2005 (niet aangepast voor aantal werkdagen) was € 24 miljoen, of wel 12,1% negatief (eerste halfjaar van 2004: 3,9% positief). Deze afname werd voornamelijk veroorzaakt door voortdurend prijsverval in verschillende consumenten-elektronica productcategorieën, vooral in Nederland. Wisselkoersmutaties hadden een negatief effect van € 1 miljoen. Als gevolg van desinvesteringen (met name GPX) nam de omzet met € 19 miljoen af.

De **bruto marge** verbeterde van 29,8% in het eerste halfjaar van 2004 tot 31,4% in dezelfde periode van 2005. Deze verbetering was vooral het gevolg van een veranderde samenstelling van de activiteiten. De desinvestering van GPX had een positief effect op de marge van 1%.

De **operationele lasten** namen af van € 57 miljoen in het eerste halfjaar van 2004 tot € 49 miljoen in het eerste halfjaar van 2005. Desinvesteringen hadden een positief effect van € 6 miljoen en wisselkoersmutaties een positief effect van € 1 miljoen. De onderliggende operationele lasten namen af met € 3 miljoen, vooral als gevolg van lagere uitgaven op het gebied van reclame en promotie. Deze besparingen werden gedeeltelijk te niet gedaan door inflatie en daarmee verbandhoudende salarisverhogingen van circa € 2 miljoen.

Het **bedrijfsresultaat vóór bijzondere posten** over het eerste halfjaar van 2005 bedroeg € 6 miljoen, ten opzichte van € 8 miljoen over dezelfde periode van het vorig jaar. Aangepast voor het effect van desinvesteringen bedroeg de afname van het bedrijfsresultaat € 4 miljoen. Dit is met name het gevolg van de lagere netto omzet.

Het **gemiddeld netto werkkapitaal** als percentage van omzet steeg van 19,1% per 30 juni 2004 tot 22,1% per 30 juni 2005. Dit is voornamelijk het gevolg van de desinvestering van GPX per 1 april 2004. GPX had een lager dan gemiddeld werkkapitaalbeslag.

Bijlage I
Geconsolideerde Winst- en Verliesrekening

(in € duizend)	Over de eerste zes maanden eindigend op **30-06-2005**	 30-06-2004	 30-06-2004 Dutch GAAP
Netto omzet	**2.640.364**	2.645.205	2.645.205
Kostprijs van de omzet	**(2.038.251)**	(2.040.437)	(2,040.437)
Bruto omzetresultaat	***602.113***	604.768	604.768
Operationele lasten	**(625.567)**	(694.311)	(700.755)
Overige netto bedrijfsopbrengsten	**938**	1.350	1.068
Afschrijving goodwill	**-**	-	(15.627)
Bedrijfsresultaat	**(22.516)**	(88.193)	(110.546)
Aandeel in resultaat deelnemingen	**1.029**	5.073	5.073
Netto financiële lasten	**(31.265)**	(76.409)	(51.833)
Resultaat uit gewone bedrijfsuitoefening vóór belastingen	**(52.752)**	(159.529)	(157.306)
Belastingen	**(4.850)**	(9.403)	(8.739)
Netto resultaat over de periode	**(57.602)**	(168.932)	(166.045)
Aandeel van derden	**-**	(1)	(1)
Netto resultaat toe te rekenen aan aandeelhouders	**(57.602)**	(168.933)	(166.046)
Aantal uitstaande aandelen	516.191.142	516.091.042	516.091.042
Aantal werknemers (FTEs)	17.233	17.866	17.866

Op de cijfers per 30 juni 2005 en 30 juni 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

Bijlage II
Geconsolideerde Balans
(na resultaatbestemming)

(in € duizend)	**30-06-2005**	30-06-2004	31-12-2004
Activa			
Vaste activa			
Goodwill	**529.636**	516.038	490.367
Overige immateriële activa	**31.758**	41.068	34.738
Immateriële vast activa	**224.445**	256.285	240.052
Investeringen in geassocieerde deelnemingen	**7.746**	34.670	8.700
Financiële lease vorderingen	**4.572**	9.806	10.296
Overige financiële activa	**21.387**	39.473	19.946
Latente belastingvorderingen	**27.609**	37.797	23.667
Vaste activa beschikbaar voor verkoop	**5.306**	-	-
Pensioenoverschot	**138**	357	400
	852.597	935.494	828.166
Vlottende activa			
Voorraden	**657.042**	675.235	591.877
Handelsdebiteuren	**928.201**	888.803	838.871
Overige vorderingen en overlopende activa	**74.123**	82.130	72.008
Geldmiddelen en kasequivalenten	**101.958**	132.175	113.915
	1.761.324	1.778.343	1.616.671
Totale activa	**2.613.921**	2.713.837	2.444.837
Eigen vermogen en verplichtingen			
Eigen vermogen toekomend aan aandeelhouders			
Geplaatst kapitaal	**619.429**	619.309	619.309
Reserves	**24.273**	34.034	37.614
	643.702	653.343	656.923
Minderheidsbelang	**1**	64	1
Totaal eigen vermogen	**643.703**	653.407	656.924
Langlopende verplichtingen			
Achtergestelde converteerbare obligaties:			
- Lening component	**230.585**	128.328	130.540
- Optie component	**55.420**	42.795	31.530
Voorzieningen	**95.285**	117.028	91.803
Pensioenverplichtingen	**133.875**	135.258	129.600
Langlopende bankschulden	**394.301**	617.436	439.022
Financiële lease verplichtingen	**117.349**	127.875	121.958
Latente belastingverplichtingen	**8.676**	7.417	10.352
Overige langlopende verplichtingen	**1.150**	1.225	1.081
	1.036.641	1.177.362	955.886
Kortlopende verplichtingen			
Handelscrediteuren en overige kortlopende schulden	**877.298**	833.065	783.569
Actuele belastingverplichtingen	**28.709**	23.312	24.205
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**3.021**	6.023	2.689
Kortlopend deel van voorzieningen	**24.549**	20.668	21.564
	933.577	883.068	832.027
Totaal Eigen Vermogen en Verplichtingen	**2.613.921**	2.713.837	2.444.837

Op de cijfers per 30 juni 2005 en 30 juni en 31 december 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

Bijlage III
Geconsolideerd kasstroomoverzicht

(in € duizend)	Over de eerste zes maanden eindigend op 30-06-2005	30-06-2004
Bedrijfsactiviteiten		
Bedrijfsresultaat	**(22.516)**	(88.193)
Aangepast voor:		
Afschrijvingen	**25.363**	27.008
Andere posten zonder kasstroomeffect	**26.866**	33.454
Mutaties in het werkkapitaal:		
- Voorraden	**(42.369)**	(63.103)
- Vorderingen	**(60.243)**	(56.670)
- Handels- en overige crediteuren	**56.214**	89.848
Mutaties in voorzieningen	**(3.906)**	(686)
Operationele kasstroom	**(20.591)**	(58.342)
Ontvangen rente	**2.378**	1.780
Ontvangen dividenden uit deelnemingen	**55**	2.068
Betaalde rente en soortgelijke posten	**(36.703)**	(64.872)
Betaalde belastingen	**(4.528)**	(4.295)
Netto kasstroom uit bedrijfsactiviteiten	**(59.389)**	(123.661)
Investeringsactiviteiten		
Aankoop van materiële vaste activa	**(14.601)**	(12.093)
Verkoop van materiële vaste activa	**871**	3.089
Verwerving van dochterondernemingen, na aftrek van liquide middelen	**404**	(4.078)
Desinvesteringen van / (investeringen in) dochterondernemingen, overige deelnemingen en overige investeringen	**11.321**	10.813
Saldo van overige investeringen en vorderingen	**71**	(199)
Netto kasstroom uit investeringsactiviteiten	**(1.934)**	(2.468)
Financieringsactiviteiten		
Opname van langlopende leningen en soortgelijke financieringsmiddelen	**178.328**	763.521
Aflossing van langlopende leningen en soortgelijke financieringsmiddelen	**(108.856)**	(879.391)
Betalingen uit hoofde van financiële lease verplichtingen	**(7.155)**	(6.287)
Ontvangsten van uitgifte van aandelen	**-**	443.261
Netto toename / (daling) van schulden aan kredietinstellingen	**108**	(231.113)
Netto kasstroom uit financieringsactiviteiten	**62.425**	89.991
Netto toename van geldmiddelen en kasequivalenten	**1.102**	(36.138)

Op de cijfers voor de periode eindigend op 30 juni 2005 en 30 juni 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

Bijlage III (vervolg)
Geconsolideerd kasstroomoverzicht

(in € duizend)	Over de eerste zes maanden eindigend op **30-06-2005**	30-06-2004
Mutatie in geldmiddelen en kasequivalenten		
Per 1 januari	**113.915**	198.530
Netto toename van geldmiddelen en kasequivalenten	**1.102**	(36.138)
Effect van wisselkoersmutaties	**(13.059)**	(30.217)
Per 30 juni	**101.958**	132.175

Op de cijfers voor de periode eindigend op 30 juni 2005 en 30 juni 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

Bijlage IV
Aansluiting vrije kasstroom

(in € duizend)	Over de eerste zes maanden eindigend op **30-06-2005**	30-06-2004
Aansluiting vrije kasstroom		
EBITDA vóór bijzondere posten	**35.023**	3.073
Mutaties in werkkapitaal	**(46.398)**	(29.926)
Netto interest en soortgelijke lasten	**(34.325)**	(63.092)
Bijzondere kasstroom	**(9.237)**	(30.852)
Overige geldmiddelen uit/(gebruikt in) bedrijfsactiviteiten	**(4.452)**	(2.864)
Netto kasstroom uit bedrijfsactiviteiten	**(59.389)**	(123.661)
Verwerving van materiële vaste activa	**(14.601)**	(12.093)
Verkoop van materiële vaste activa	**871**	3.089
Vrije kasstroom	**(73.119)**	(132.665)

Op de cijfers voor de periode eindigend op 30 juni 2005 en 30 juni 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

Bijlage V
Analyse het effect van toepassing van IFRS per augustus 2005

Voor 2005 past Hagemeyer bij het opstellen van de halfjaarresultaten IAS 34 nog niet toe. Als gevolg daarvan kunnen de halfjaarcijfers niet beschouwd worden als volledige IFRS financiële verslaglegging.

(in € miljoen)

	IFRS EFFECT ZOALS OPGENOMEN IN HET JAARVERSLAG 2004				EFFECT BIJ EERSTE TOEPASSING VAN IFRS[1]	
	min.	*max.*	*min.*	*max.*		
Gerapporteerd eigen vermogen per 31 december 2003			**542.5**	**542.5**		**542.5**
Effect op activa door:						
Financiele lease activa (IAS 17)	60.0	80.0			97.5	
Bijzondere waardevermindering goodwill (IFRS 3)	-	-			(0.2)	
Actieve belastinglatenties (IAS 12)	-	-			1.5	
Financiële instrumenten - derivaten / rente en valuta swaps (IAS 32/39)	3.0	3.0			2.3	
Reclassificaties en overige	-	-			0.1	
Netto effect op activa	63.0	83.0			101.3	
Effect op verplichtingen door:						
Financiele instrumenten - derivaten / rente en valuta swaps (IAS 32/39)	-	-			(0.1)	
Reclassificatie van cumulatief preferente aandelen naar langlopende schulden (IAS 32)	-	-			(30.9)	
Financiële lease verplichtingen (IAS 17)	*(90.0)*	*(140.0)*			(146.4)	
Netto verplichting uit hoofde van toegezegd-pensioen regelingen (IAS 19)	(100.0)	(100.0)			(95.0)	
Netto effect op verplichtingen	(190.0)	(240.0)			(272.4)	
Netto effect op het eigen vermogen door aanpassingen bij eerste toepassing van IFRS			(127.0)	(157.0)		(171.2)
Eigen vermogen per 1 januari 2004 aangepast voor IFRS			**415.5**	**385.5**		**371.3**

	IFRS EFFECT ZOALS OPGENOMEN IN HET JAARVERSLAG 2004				EFFECT VAN IFRS AANPASSINGEN 2004[1]	
	min.	*max.*	*min.*	*max.*		
Gerapporteerd eigen vermogen per 31 december 2004			**777.9**	**777.9**		**777.9**
Netto effect op het eigen vermogen door aanpassingen bij eerste toepassing van IFRS			(127.0)	(157.0)		(171.2)
			650.9	620.9		606.7
Effect op het operationeel resultaat:						
Lagere operationele leasekosten door reclassificaties van leases (IAS 17)	10.0	20.0			24.2	
Hogere kosten door toegezegd-pensioen regelingen (IAS 19) / aandelen gerelateerde beloningen	-	-			(0.8)	
Netto effect op EBITDA	10.0	20.0			23.3	
Hogere afschrijvingen door reclassificaties van leases (IAS 17)	(5.0)	(10.0)			(10.6)	
Netto effect op EBITA	5.0	10.0			12.7	
Lagere afschrijving van goodwill (IFRS 3)	31.0	31.0			31.0	
Netto effect op het operationele resultaat	36.0	41.0			43.7	
Effect op de financiële baten en lasten:						
Hogere rentelasten door reclassificaties van leases (IAS 17)	(5.0)	(10.0)			(10.0)	
Herwaardering van financiële instrumenten (IAS 32/39)	(1.0)	(1.0)			0.3	
Herwaardering van achtergestelde converteerbare leningen (IAS 32/39)	(12.0)	(12.0)			(12.5)	
Netto effect op de financiële baten en lasten	(18.0)	(23.0)			(22.2)	
Hogere belastingen (IAS 12)	-	-			(1.0)	
Netto effect van IFRS op het netto resultaat over 2004			18.0	18.0		20.5
			668.9	638.9		627.2
Conversie van cumulatief preferente aandelen naar gewone aandelen (IAS 32)						30.9
Mutatie in de reserve voor de aan aandelen gerelateerde beloningen (IFRS 2)						0.5
Effect van koersverschillen op de koersverschillenreserve (IAS 21)			-	-	-	1.7
Eigen vermogen per 31 december 2004 aangepast voor IFRS			**668.9**	**638.9**		**656.9**

[1] De cijfers die in dit halfjaarbericht van hagemeyer N.V. zijn opgenomen zijn gebaseerd op de IFRS standaards en IFRIC interpretaties die van kracht zijn op het moment van samenstelling van dit geconsolideerde halfjaarbericht (augustus 2005). De IFRS standaards en IFRIC interpretaties die van toepassing zijn per 31 december 2005, inclusief die op een optionele basis van toepassing zullen zijn, zijn op het moment van de samenstelling van dit geconsolideerde halfjaarbericht nog niet met zekerheid bekend.

Bijlage VI
Overzicht Autonome Omzet Groei

Autonome omzet groei	Kw 1 2005	Kw 2 2005	HJ 1 2005	*Kw 1 2005* [1]	*Kw 2 2005* [1]	*HJ 1 2005* [1]	*Totaal jaar 2004* [1]
PPS Europa	1,7%	7,2%	4,5%	*5,3%*	*3,6%*	*4,6%*	*3,3%*
PPS Duitsland	*-1,4%*	*6,7%*	*2,6%*	*1,8%*	*3,3%*	*2,6%*	*-7,9%*
PPS Verenigd Koninkrijk	*-3,4%*	*3,1%*	*-0,2%*	*1,3%*	*-0,2%*	*0,6%*	*4,6%*
PPS Overig Europa	*7,1%*	*10,1%*	*8,7%*	*10,1%*	*6,2%*	*8,2%*	*9,3%*
PPS Noord-Amerika	4.0%	7,6%	5,9%	*4,2%*	*7,2%*	*5,8%*	*3,7%*
waarvan PPS US	*3,7%*	*5,9%*	*4,8%*	*3.7%*	*5,9%*	*4,8%*	*4,6%*
PPS Azië-Pacific	-2,6%	4,0%	0,8%	*4,1%*	*0,1%*	*1,4%*	*1,4%*
PPS totaal	1,9%	7,0%	4,5%	*4,9%*	*4,1%*	*4,5%*	*3,2%*
Agencies/CE	-7,6%	-15,5%	-12,1%				
Totaal Groep	1,2%	5,1%	3,2%				

[1] Autonome omzetgroei op basis van een gelijk aantal werkdagen.

Autonome omzetgroei	Kw 1 2004	Kw 2 2004	HJ 1 2004	*Kw 1 2004* [1]	*Kw 2 2004* [1]	*HJ 1 2004* [1]	*Totaal jaar 2003* [1]
PPS Europa	1,6%	6,6%	4,1%	*0,9%*	*4,9%*	*2,9%*	*-8,0%*
PPS Duitsland	*-7,7%*	*-10,1%*	*-8,9%*	*-6,2%*	*-13,1%*	*-9,6%*	*-10,1%*
PPS Verenigd Koninkrijk	*3,8%*	*9,4%*	*6,5%*	*2,1%*	*9,4%*	*5,6%*	*-13,8%*
PPS Overig Europa	*6,3%*	*14,9%*	*10,7%*	*4,8%*	*13,1%*	*9,0%*	*-2,2%*
PPS Noord-Amerika	2,5%	1,8%	2,2%	*1,0%*	*2,2%*	*1,6%*	*-7,4%*
waarvan PPS USA	*2.2%*	*3.1%*	*2.7%*	*0.6%*	*3.1%*	*1.9%*	
PPS Azië-Pacific	-4,4%	1,9%	-1,2%	*-6,3%*	*1,6%*	*-2,3%*	*1,3%*
PPS totaal	1,3%	4,9%	3,1%	*0,2%*	*3,9%*	*2,1%*	*-7,1%*
Agencies/CE	-1,0%	8,6%	3,9%				
Totaal Groep	1,1%	5,2%	3,2%				

[1] Autonome omzetgroei op basis van een gelijk aantal werkdagen.

Op de cijfers voor de periode eindigend op 30 juni 2005 en 30 juni 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

Bijlage VII
Verschillen analyse per PPS regio

Ontwikkeling netto omzet

(in € miljoen)	Netto omzet		Verschil	Autonome Groei	Desinvest./ acquisities	Wisselk. mutaties
	HJ1 2005	HJ1 2004				
PPS Europa	**1.650**	1.606	**44**	71	(19)	(8)
PPS Noord-Amerika	**607**	594	**13**	33	3	(23)
PPS Azië-Pacific	**210**	229	**(19)**	2	(21)	0
PPS Totaal	**2.467**	2.429	**38**	106	(37)	(31)

Bruto omzetresultaat

(in € miljoen)	Bruto omzetresultaat		Verschil	Onderliggende mutatie	Desinvest./ Acquisities	Wisselk. Mutaties
	HJ1 2005	HJ1 2004				
PPS Europa	367	360	7	11	(2)	(2)
PPS Noord-Amerika	135	135	0	4	1	(5)
PPS Azië-Pacific	47	50	(3)	1	(4)	0
PPS Totaal	549	545	4	16	(5)	(7)

Operationele lasten

(in € miljoen)	Operationele lasten		Verschil	Onderlig-gende mutatie	Inflatie gerelateerd	Desinvest./ acquisities	Wisselk. Mutaties
	HJ1 2005	HJ1 2004					
PPS Europa	(361)	(378)	17	15	(9)	8	3
PPS Noord-Amerika	(127)	(137)	10	10	(4)	(2)	6
PPS Azië-Pacific	(45)	(50)	5	3	(1)	3	0
PPS Totaal	(533)	(565)	32	28	(14)	9	9

Bedrijfsresultaat

(in € miljoen)	Bedrijfsresultaat		Verschil	Onderliggende mutatie	Desinvest./ acquisities	Wisselk. Mutaties
	HJ1 2005	HJ1 2004				
PPS Europa	**6**	(18)	**24**	17	6	1
PPS Noord-Amerika	**8**	(3)	**11**	12	(1)	0
PPS Azië-Pacific	**2**	1	**1**	1	0	0
PPS Totaal	**16**	(20)	**36**	30	5	1

Bijlage VIII
Analyse van Bijzondere Posten

De netto bijzondere lasten over het eerste halfjaar van 2005 bedroegen € 32,2 miljoen.
Deze bijzondere lasten bestaan uit:

€ 24,0 miljoen	Bijzondere lasten met betrekking tot het Verenigd Koninkrijk, voornamelijk herstructurering van logistiek (verlaten Runcorn NDC, beëindigingskosten transportmiddelen, waardevermindering van activa, afvloeiing personeel)
€ 8,0 miljoen	Bijzondere posten in verband met huurkosten van ongebruikt onroerend goed en boekwinsten en –verliezen op verkoop van materiële vaste activa
€ 2,5 miljoen	Bijzondere posten met betrekking tot het terugbrengen van het aantal arbeidsplaatsen
€ 1,8 miljoen	Verschillende overige bijzondere posten
(€ 4,1 miljoen)	Opbrengst van de desinvestering van dochtermaatschappijen en deelnemingen
€ 32,2 miljoen	**Totaal netto bijzondere lasten**

Bijlage IX
Netto financiële baten / (lasten)

(in € miljoen)	**HJ 1 2005**	HJ 1 2004	HJ 1 2004 Dutch GAAP
Netto interest baten / (lasten)	**(17,3)**	(24,6)	(24,7)
Rentelast achtergestelde converteerbare obligaties	**(5,5)**	(4,5)	(4,5)
Netto interestlast als bedoeld in de definitie van de conventanten	**(22.8)**	(29,1)	(29,2)
Koersverschillen	**2,5**	2,2	2,2
'Make whole payment'	**(7,5)**	(11,9)	(11,9)
Bankkosten	**(4,7)**	(5,8)	(5,8)
Interestlast financiële leases	**(4,7)**	(5,2)	-
Overige financiële baten / (lasten)	**0,1**	(6,7)	(6,3)
Oprenting achtergestelde converteerbare obligaties	**(3,4)**	(1,7)	-
Afschrijving van geactiveerde financiële lasten	**(2,3)**	(0,8)	(0,8)
Winst / (verlies) uit herwaardering op reële waarde financiële instrumenten	**(2,9)**	2,0	-
Reële waarde-aanpassing conversie optie van achtergestelde converteerbare obligaties	**14,4**	(19,4)	-
Netto financiële baten / (lasten)	**(31,3)**	(76,4)	(51,8)

Op de cijfers per 30 juni 2005 en 30 juni 2004 is geen accountantscontrole toegepast.
Voor een toelichting op de financiële begrippen wordt verwezen naar de Verklarende Woordenlijst in Bijlage XII.

Bijlage X
Samenvatting van senior kredietfaciliteiten en definities van financiële convenanten

Hagemeyer heeft, zoals bekendgemaakt op 9 juni 2005, haar senior gesecureerde kredietfaciliteit geherfinancierd bij een consortium van banken, bestaande uit ABN AMRO Bank, ING Bank, Rabobank and NIB Capital Bank. Deze senior gesecureerde kredietfaciliteit van € 615 miljoen werd op 14 juli 2005 afgerond en bestaat uit een multi-currency senior werkkapitaalfaciliteit van € 500 miljoen en een letter of credit faciliteit van € 115 miljoen en heeft een looptijd tot 5 februari 2008.

Het rentepercentage voor deze kredietfaciliteit is gebaseerd op een rentemarge boven de van toepassing zijnde interbancaire laatprijs. Gebaseerd op de verwachte afname van de ratio "Netto Senior Schuld"/ "EBITDA vóór bijzondere posten" zal de rentemarge progressief afnemen onder de 300 basispunten. De huidige rentemarge is 200 basispunten.

Onder deze kredietfaciliteit zal Hagemeyer moeten voldoen aan bepaalde financiële convenanten, zoals hieronder weergegeven. Hagemeyer verwacht per 31 december 2005 aan deze financiële conventanten te voldoen. De overige bepalingen en voorwaarden van deze kredietfaciliteit zijn grotendeels gelijk aan die van de vorige kredietfaciliteit.

Samenvatting van Financiële Convenanten, gebaseerd op IFRS	Periode eindigend op	Convenant niveau
"Netto Senior Schuld"/ "EBITDA vóór bijzondere posten"	31/12/2005	<= 2,50 : 1,00
	31/12/2006	<= 2,00 : 1,00
	31/12/2007	<= 2,00 : 1,00
"Rentedekking"	31/12/2005	>= 1,90 : 1,00
	31/12/2006	>= 3,60 : 1,00
	31/12/2007	>= 4,40 : 1,00

Als gevolg van het effect van IFRS regelgeving op Hagemeyers geconsolideerde cijfers, zijn de financiële convenanten enigszins aangepast ten opzichte van de convenanten die in het persbericht van 9 juni 2005 waren opgenomen,

Onder de senior kredietfaciliteit zijn de financiële convenanten en hun componenten als volgt gedefinieerd:

"Netto Senior Schuld": Contante bedragen getrokken onder groeps- en/of lokale senior faciliteiten, onder aftrek van vrij beschikbare deposito's en tegoeden.

"EBITDA vóór Bijzondere Posten": 12 maanden voortschrijdend bedrijfsresultaat vóór afschrijving en amortisatie, berekend volgens IFRS regelgeving, maar vóór bijzondere posten onder Dutch GAAP zoals toegepast in Hagemeyers jaarrekening over 2004.

"Rentedekking": De ratio "EBITDA vóór Bijzondere Posten" ten opzichte van "Netto Rentelasten".

"Netto Rentelasten": 12 maanden voortschrijdende rentelasten op geldmiddelen getrokken onder groeps- en/of lokale senior faciliteiten vermeerderd met jaarlijkse couponbetalingen op converteerbare obligaties en verminderd met rente ontvangen op deposito's en tegoeden.

Bijlage XI
PPS financiële doelstelling 2007: 9 % ROIC

2007 PPS ROIC doelstelling, ten opzichte van huidige WACC van 8%

IFRS Bases *(in € millions)*	vol jaar 2004		HJ2 2004 - HJ1 2005		Doelstelling 2007 [5]		
Netto omzet (12 maanden voortschrijdend)	4,988		5,026			*100%*	
Autonome omzetgroei	*3.8%*		*4.5%*				
Bruto omzetresultaat (12 maanden voortschrijdend)	1,109	*22.2%*	1,113	*22.1%*	*23%*	-	*24%*
Operationele lasten [2] (12 maanden voortschrijdend)	(1,124)	*-22.5%*	(1,093)	*-21.7%*		*-20%*	
Bedrijfsresultaat (12 maanden voortschrijdend) [3]	(15)	*-0.3%*	20	*0.4%*	*3%*	-	*4%*
Proforma te betalen belasting 26%	4	*0.1%*	(5)	*-0.1%*		*-1%*	
Netto bedrijfsresultaat na belasting	(11)	*-0.2%*	15	*0.3%*	*2%*	-	*3%*
ROIC [1]	**-0.7%**		**1.0%**		**7%**	**-**	**10%**
Gemiddeld geinvesteerd vermogen [4] (13 maanden voortschrijdend)	1,604	*32.2%*	1,559	*31.0%*		*29%*	
Gemiddeld netto werkkapitaal (13 maanden voortschrijdend)	688	*13.8%*	680	*13.5%*		*13%*	
Gemiddelde overige activa [4] (13 maanden voortschrijdend)	917	*18.4%*	879	*17.5%*		*16%*	
Hagemeyer Factor (voortschrijdend bruto omzetresultaat t.o.v. gemiddeld netto werkkapitaal)	**1.61**		**1.64**		**1.8**	**-**	**1.9**

1. *Netto bedrijfsresultaat na belastingen, exclusief bijzondere posten / gemiddeld geinvesteerd vermogen*
2. *Inclusief Corporate & Overige lasten*
3. *Vóór bijzondere posten*
4. *Inclusief geactiveerde goodwill (tegen historische waarde, exclusief amortisatie)*
5. *Uitgaande van 3% - 5% jaarlijkse omzetgroei*

Voor 2007 blijft de doelstelling voor onze kernactiviteit PPS om een Return on Invested Capital (ROIC) van 9% te realiseren, ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst zal naar verwachting liggen tussen 7% en 10% (zie Bijlage XI) en hangt af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 3 tot 5% en onze doelstelling tot verbetering van de brutomarge te realiseren.

Voor onze berekening van de ROIC zijn corporate en overige hoofdkantoorkosten (van circa € 25 miljoen op jaarbasis) nu volledig opgenomen in de operationele lasten, terwijl deze kosten voorheen niet aan de PPS activiteiten werden toegerekend. Bovendien zijn bijzondere posten in de berekening van onze ROIC doelstelling niet meegenomen. Goodwill is in het geïnvesteerd vermogen opgenomen tegen historische waarde, zoals geactiveerd op het moment van overname van de betrokken ondernemingen.

Bijlage XII
Verklarende Woordenlijst

Aantal arbeidsplaatsen (FTEs)	Aantal werknemers uitgedrukt in volledige arbeidsplaatsen
Autonome (omzet)groei	Netto omzet in de lopende periode tegen de huidige wisselkoers, onder aftrek van omzet in de basis periode tegen de huidige wisselkoers, aangepast voor omzet van geacquireerde en gedesinvesteerde bedrijfsonderdelen
Bedrijfsresultaat	Bruto omzetresultaat onder aftrek van operationele lasten vermeerderd met overige bedrijfsopbrengsten
Bruto marge	Bruto omzetresultaat als percentage van de netto omzet
Bruto omzetresultaat	Netto omzet onder aftrek van kostprijs van de omzet
Bijzondere posten	Baten of lasten gerelateerd aan de normale bedrijfsvoering, die als gevolg van hun aard, omvang, of de frequentie waarmee zij voorkomen, afzonderlijk gerapporteerd worden om een goed inzicht te geven in het resultaat uit de normale bedrijfsvoering en in het bijzonder de ontwikkeling daarvan
EBITDA	Resultaat vóór rente, belasting en afschrijving van immateriële activa
Gemiddeld netto werkkapitaal	Gemiddeld netto werkkapitaal als percentage van 12 maands voortschrijdende omzet
Netto handelswerkkapitaal	Voorraden en handelsdebiteuren onder aftrek van handelscrediteuren
Netto rentelasten	Rentelasten op geldmiddelen getrokken onder groeps- en/of locale senior faciliteiten, vermeerderd met jaarlijkse couponbetalingen op converteerbare obligaties, verminderd met rente ontvangen op deposito's en tegoeden
Netto resultaat per gewoon aandeel	Netto resultaat per aandeel, gebaseerd op het aantal uitstaande aandelen aan het eind van de verslagperiode, afgerond op hele Eurocenten
Netto omzet	Omzet, onder aftrek van omzetbelasting, kortingen, bonussen en rabatten
Netto senior schuld	Geldmiddelen getrokken onder groeps- en/of lokale senior faciliteiten, verminderd met vrij beschikbare deposito's en banktegoeden
Netto werkkapitaal	Netto handelswerkkapitaal, overige kortlopende vorderingen en vooruitbetalingen, onder aftrek van overige kortlopende passiva
Operationele marge	Bedrijfsresultaat vóór bijzondere posten als percentage van de netto omzet
Percentage autonome groei	Autonome groei als percentage van de netto omzet in de lopende periode tegen de huidige wisselkoers, aangepast voor netto omzet uit bedrijven die sinds de basis periode gedesinvesteerd zijn.
Vrije kasstroom vóór desinvesteringen	Netto kasstroom uit bedrijfsactiviteiten, onder aftrek van netto investeringen, vóór desinvesteringen en acquisities van bedrijfsonderdelen